Follow-Up Materials


06013523

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TomTom

*CURRENT ADDRESS

PROCESSED

MAY 18 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34879 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/18/06

ANNUAL REPORT 2005




tomtom®



Find your way
the easy way



Forward-looking statements / important notice

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of TomTom and certain of the plans and objectives of TomTom with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of customer spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by TomTom and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the US dollar and GB pound versus the euro can materially affect results), changes in tax rates and future business combinations, acquisitions or disposals and the rate of technological changes, political and military developments in countries where TomTom operates, and the risk of a downturn in the market.

Statements regarding market share, including TomTom's competitive position, contained in this document are based on outside sources such as specialised research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2005 is not yet available to TomTom, those statements may also be based on estimates and projections prepared by outside sources or management. Market shares are based on sales in units unless otherwise stated.

Contents



File No: 82-34879




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tomtom



Financial Highlights

Year ended 31 December	2004	2005
(in € millions)		
Revenue	192	720
Gross profit	85	311
Operating profit	43	195
Net profit	28	143
Diluted earnings per share (in €)	0.26	1.26
Total Assets	91	464
Cash and cash equivalents	40	178
Average number of employees	150	316


in € millions
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
Revenue


in € millions
200
150
100
50
0
2002
2003
2004
2005
Operating Income


in € millions
150
120
90
60
30
0
2002
2003
2004
2005
Net Income


350
300
250
200
150
100
50
0
2002
2003
2004
2005
Average number of employees

Chief Executive's statement

The year 2005 was, by all standards, a phenomenal year for TomTom. We sold over 2 million units of our products and generated € 720 million of revenue, close to quadrupling the previous year's revenue. As our business grew to these levels the number of employees increased from 196 at year end 2004 to 435 at year end 2005.

The main reason for our success can be traced back to March 2004, when we introduced our first fully integrated, fit for purpose, take out of the box and play, navigation device, the TomTom GO. This was an immediate hit and helped increase mass market awareness of in-car navigation. Market acceptance for this product exceeded our expectations and in 2005 we were the leading provider of these devices for the second consecutive year in the European market.

People don't want to get lost and we believe that there is a large market for high-quality, easy to use and affordable navigation products that do not require specialised installation. We will continue to introduce new, innovative products and services to address the needs of consumers in this area.

The introduction of the TomTom GO marked a milestone for the company; we successfully transformed ourselves from a pure software player into a supplier of consumer products. We have developed a flexible and scalable business model in which we outsource many of the non-core activities. This enables us to focus our in-house activities on the design and development of our products and on managing the relationships with our retailers and end customers.

We have grown quickly by building on what we have achieved in our 14-year history. Our current success is based on a deep understanding of software for mobile devices, consumer electronics, distribution channels and marketing communication. Our navigation software can be used directly on all our hardware and is compatible with all major operating systems for computers, PDAs and smartphones.

For TomTom, the future will be one of continued innovation in our products and services. In 2006, we will see new versions of the TomTom GO and together with the TomTom RIDER, TomTom GO's counterpart for the motorcycle, and our entry level product the TomTom ONE, we will continue to address peoples' navigation needs. We have also announced a number of cooperation initiatives with car manufacturers and with mobile phone operators. With TomTom PLUS, our network based information service, we will be able to offer a set of services that will facilitate mobility and communication. This complements our profile as an innovative developer of functional and easy to use personal navigation products and will allow us to build long lasting relationships with our customers.

I am convinced that we are on the eve of the mass acceptance of personal navigation solutions. It is a fascinating and exciting position to be in and I am certain that everyone at TomTom shares this feeling. I would like to thank everyone who contributed to our success in the past year. In the first place, TomTom's staff, of course, but also our partners and retailers who have confidently and enthusiastically contributed to TomTom's success. And last but not least the hundreds of thousands of users in a growing number of countries who prove every day that our products are addressing their personal navigation needs.

Harold Goddijn, Chief Executive



13 February, 2006

With TomTom we are on the eve of the mass acceptance of personal navigation solutions.


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Company Profile

Overview

TomTom is a leading provider of personal navigation products and services in Europe, North America and Australia. Our products include portable all-in-one navigation devices, which enable our customers to use our products right out of the box, and software solutions for use on PDAs and smartphones, to enable navigation on these devices. The company also supplies location-based information such as weather and traffic data and points of interest for these devices.

At the heart of TomTom's technology is a proven software architecture which is the foundation of all of our products. This software platform is called Navcore and it can be used across a wide variety of hardware platforms and operating systems. Virtually all of the software used in our products is developed in-house.

We design our products with an emphasis on innovation, quality, ease of use and value. We focus on the end-user experience with the goal of making navigation easy and fun. Our products are manufactured, according to our specifications, by our contract manufacturing partners.

We sell our products and services through an extensive network of retailers, the majority of whom are served by several large distribution companies. Some of our products and services are also sold online, by on-line retailers and through the company's own website (www.tomtom.com).

In 2005 we sold our products in 20 countries and in 32 languages. We have offices in 11 locations in Europe, Asia, North America and Australia.

History

In 1991 Peter-Frans Pauwels and Pieter Geelen, both recently graduated from Amsterdam University, founded a business called Palmtop to develop applications for the first generation of handheld computers. In those days, most applications were for business use, but it soon became clear that people wanted personal organisers for private use, and Palmtop started to develop applications that ranged from dictionaries and personal finance products to games and route planners.

To help sell these applications in Europe, Corinne Vigreux joined the company from Psion in 1994. The handheld market expanded quickly, especially after the launch of the Palm Pilot in 1996, and the appearance of the first Microsoft-based devices. Palmtop designed applications for all of them.

In 2001, Harold Goddijn became the fourth full partner. As the former CEO of the computer division of Psion, he added the necessary breadth of vision to both grow the company and give it focus. A new name was needed to show our new focus, and we decided on TomTom. TomTom called on all its strengths to make the first truly mobile in-car navigation solution, TomTom NAVIGATOR for use on PDAs. By the time that TomTom NAVIGATOR 2 hit the market in the spring of 2003, it was clear that the need to get from A to B without getting lost went way beyond PDA owners. Other people needed to navigate, and they would need a dedicated product that was very easy to use. And like a map, or asking a local, it shouldn't need a manual.

TomTom contacted Mark Gretton, former CTO of the computer division of Psion and one of the creators of the original Psion Series 3, to join the company to develop an all-in-one navigation product. Alexander Ribbink, a former Vice President of brand development at Unilever and later a European Portfolio Director at Mars Inc., joined TomTom in November 2003 to drive the marketing of our growing range of products. TomTom GO, the easiest to use and most portable stand-alone car navigation device ever, was introduced in the spring of 2004. In the autumn of that year we launched TomTom MOBILE, a new navigation solution designed to turn smartphones into in-car navigators.

In February 2005 Marina Wyatt, a CFO with listed company experience with Colt Telecom and Psion, joined the company and helped TomTom to go public on the Amsterdam Stock Exchange in May 2005.

Harry van de Kraats joined as HR Director in June 2005 after previously working for 10 years in various HR management positions at Unilever. As the company grows, we believe it is key to attract and retain good and experienced people.

Market, Strategy and Prospects

We operate in under-penetrated markets. In Western Europe, only around 10% of the 200 million cars on the road are equipped with navigation devices, while in various surveys more than 40% of car drivers indicate that they would be very interested in a navigation solution. The market is growing rapidly.

The North American market is lagging behind the European market with approximately 5% of cars equipped with navigation devices there. However, consumer acceptance is growing. Our advertising campaign in the US in the fourth quarter of 2005 was very successful and as a direct result we are now seeing increased interest from retailers in the category as a whole. This has translated into more shelf space for personal navigation devices and into more awareness of personal navigation on the shop floor.

Our goal is to be the leading provider of high-quality and easy to use personal navigation products that have broad consumer appeal. We aim to achieve this goal by:

- Expanding our portfolio of products. We believe that providing a broad portfolio of personal navigation products and services is critical to our business. We intend to accomplish this by expanding our range of integrated personal navigation products and enhancing the navigation experience. In particular, we believe that adding more functionality to the TomTom GO and expanding this family of products to target new segments of the navigation market will be key drivers of our continued growth;

- Continuing to innovate. We believe that our focus on innovation is instrumental in our continued success. We plan to maintain our competitive advantage by continuing to focus on technical innovation and the expansion of our product engineering and design capabilities;

- Increasing the depth and breadth of our distribution channels. We intend to enhance our relationships with our distributors and retailers by increasing our retail store distribution and developing new distribution channels;

- Building the TomTom brand. We believe that consumer decisions to purchase our products are influenced by brand recognition. Our goal is to build the TomTom brand into the most widely recognised brand in personal satellite navigation in our key markets;

- Expanding our global footprint. To date, our business has been focused on the Western European market, North America and Australia. We aim to continue to expand our international operations while continuing to strengthen our competitive position in our existing markets;

- Continuing to invest in highly qualified personnel. We believe that the quality and skills of our employees have been critical to our success. We intend to continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We also intend to continue to recruit talented, innovative and entrepreneurial personnel in order to support our technology development and growth strategies;

- Careful evaluation and pursuit of strategic opportunities. We may selectively pursue opportunities to engage in strategic transactions with, or make significant investments in, businesses, products and technologies that complement our business and growth strategy.

Last year was the year that the consumer mass market for portable in-car navigation really took off. TomTom led the growth of the market with the success of the TomTom GO range of products. Our performance in 2005 was exceptionally strong both in terms of revenue growth and profitability. Revenues increased nearly four-fold to € 720 million. Volumes of integrated units grew nearly sevenfold and our net profit increased more than five-fold to € 143 million from € 28 million in 2004.

TomTom's results in terms of our revenue growth, our strong margins, and our leading market position are proof that our strategy is working.

Given the substantial size of the market and the current high demand for TomTom's products, we expect to see continued growth. Revenue will also be lifted by the gradual enlargement of the market within Europe and North America. The favourable market conditions, however, will inevitably attract more competition.

We will continue to deliver a broad range of innovative products, with a focus on high quality and ease of use. These products will be supported by investment in the TomTom brand and by a strong presence in retail across the markets in which we operate.

Barring unforeseen circumstances, revenue and profits are expected to increase in 2006.

Operational review

TomTom's products meet a basic human need: knowing where you are and how to get to where you want to go. This is all the more important for car drivers, who must negotiate traffic as well as navigate. Navigating outside a familiar area quickly leads to uncertainty. Good navigation products overcome this by providing fast, clear information that increases both the sense and the actual level of safety. Most drivers appreciate the benefits of navigation systems. However the expense and complexity of factory-installed and dealer fitted navigation systems often discourage drivers from buying one of these products. Our product range is affordable and easy to use and is helping to open up the mass market to navigation devices. Our products can be bought in stores, used by everyone straight from the box and what's more the decision to buy does not depend on the purchase of a new car. Our products also typically cost far less than factory or dealer fitted equipment while providing a highly reliable, fun and easy to use experience.

Markets

We divide the market for satellite navigation products into four segments:

- **Factory-installed navigation systems** - satellite navigation systems that are factory-installed as a fixed device in vehicles by manufacturers;

- **Dealer-fitted navigation systems** - satellite navigation systems that are fitted in vehicles as a fixed device after the vehicle sale by dealers, garages or other professional installers;

- **Portable navigation devices** - satellite navigation products that are portable, and fit for purpose such as the TomTom GO, TomTom ONE and TomTom RIDER; and

- **Navigation solutions for PDAs and smartphones** - such as TomTom NAVIGATOR software for PDAs and TomTom MOBILE software for smartphones.

We are focused on the third and fourth of these segments. We believe that they have overtaken the other two segments as the products in these other segments are more expensive, non-portable and often have dated technology or require time consuming and inconvenient professional installation.

Products

TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom Navigator software for PDAs and TomTom MOBILE navigation software for smart phones. TomTom PLUS is the location-based content and services offering for TomTom's navigation products.

The TomTom GO was first shipped in May 2004. The GO was the first TomTom product which integrated all of the components of a navigation system in one device. This all-in-one device drove rapid growth in 2004 due to its affordability, user-friendliness and attractive design. We extended the GO range with three models, the GO 300, the GO 500 and the GO 700 which were introduced at the CEBIT fair in March 2005. This range was tremendously successful for us in 2005. In October of 2005 we created our value line, with the introduction of the TomTom ONE. And shortly after that we launched the TomTom RIDER, our specialist motorcyclist product.

March 2006 saw the introduction of the new GO range including three models – the GO 510, the GO 710 and the GO 910. Building on the features that have made TomTom devices so popular, the new TomTom GO range offers:

- New cutting-edge design;
- High quality, extra wide, 4-inch LCD touch screen - making the new TomTom GO range even easier to use;
- Greatly improved GPS performance;
- Hundreds of features and software improvements;
- The new GO range comes with the free software application TomTom HOME. Serving as a portal it enables users to easily manage, download and store content from their computer;
- Every new TomTom GO comes with the HOME dock, enabling users to connect to TomTom HOME through their computer;
- We have further improved the renowned hands-free calling functionality and the pre-installed Safety Camera database is now available across the range, making it even easier and safer to navigate to your destination;
- The TomTom GO 910 has multi-continental map coverage including the whole of Europe, the USA and Canada. It also has a range of smart extras such as a fully integrated MP3 player for playing audiobooks, music and podcasts as well as text-to-speech functionality.

For PDAs, TomTom has developed the NAVIGATOR, a navigation software product for use with third party PDAs. TomTom is also working closely with the main PDA suppliers to make sure that users can count on both speed and reliability.

At the end of 2004, we launched the MOBILE package for smartphones, which offers full navigation functionality. A new version, MOBILE 5, was released in 2005 with new features that enable pedestrians to use it in urban areas.

Marketing

Our marketing strategy is to continue to make our products and brand more widely known in all of our existing and targeted markets. In 2005 we expanded and diversified our distribution network to ensure our products were available at a large number of relevant points of sale in our target markets. In conjunction with our customers, we have been educating consumers about the high-quality, functionality and ease of use of our products. This has been achieved by participating in industry tradeshows, conducting promotions, product demonstrations and other marketing activities as well as by providing consistent after-sales support.

Our sales and marketing activities are currently focused on the countries where we believe there is a significant commercial opportunity and for which reliable and high-quality map data is available.

In the United States, we increased our brand awareness via a major TV, radio and print marketing campaign and this helped to significantly grow our sales and market share. We are currently developing our software for the Asian market and we are looking for appropriate opportunities to enter this market.

We are investing significant resources in building an attractive, international brand and brand experience. Brand plays a key role in emerging categories like personal navigation as it reassures consumers that they are spending their money wisely. For most consumers the purchase of a TomTom product will be their first ever personal navigation solution. We have aligned our brand experience: the design of the packaging, the product user experience, the in-store information, the website (www.tomtom.com) and our advertising. Our brand values are about being smart, simple-not-simplistic, accessible, modern and attractive.

Distribution

The vast majority of our sales are made through retail channels, and we place great emphasis on our relationships with our retailers. They are the key point of sale for our products, often actively promoting and educating consumers about those products. We seek to benefit from their knowledge of local markets and their ability to reach a large number of consumers through their retail outlets.

We supply the majority of our retailers through an international network of distributors. In some cases, we supply retailers direct and we also sell to consumers via the Internet. Our distributors play an active role in educating consumers and in promoting and merchandising our products to both the public and retailers.

Customer support

Our Customer support department is an important contributor to our overall goal to be a leading provider of high quality and easy to use personal navigation products with broad consumer appeal. Customer support deals with users' questions and comments and addresses users in nine different languages. These contacts are extremely valuable because they provide a direct insight into the problems our users experience, which in turn form input for software and hardware improvements. The department grew quickly in 2005 to keep pace with the rapid growth of the customer base. To underscore the reliability and user friendliness of our products we are proud to note however that most questions did not relate to our products themselves, but to the use of TomTom products with other devices such as smartphones.

Manufacturing and logistics

In order to keep costs low and to focus our resources on design and innovation, we have outsourced the manufacture and assembly of our integrated products. We configure our product shipments by country and language as late as possible in the supply process in order to ensure that we have the flexibility to shift inventory as needed to help meet customer demand in one market while seeking to avoid excess inventory in another.

Human resources

TomTom's success is built on the dedication of its staff. In its 15-year history, and especially during the rapid growth in recent years, TomTom has created its own culture. It bears all the hallmarks of a young, international community founded on innovation and consumer insight, informal but dedicated to selling solutions. Against this background, we are investing in people by providing our employees with challenging roles, supported by appropriate coaching and training.

We have changed the organisational structure in almost every department as we have grown. In software and hardware development we are building our organisation around development centres in several locations including Taipei, London, Edinburgh, Leipzig and Amsterdam. Logistics, Customer Support, Finance and ICT are focused on efficient processes and systems and are centralised. Marketing is also centralised and is building our global brand. The sales and trade marketing teams are decentralised, located as close to our customer as possible.

As part of its commitment to improving internal communications with its employees, TomTom established a Sounding Board in its Dutch operations in February 2006. The composition of the Sounding Board is broadly representative of TomTom's work force. The Management Board will consult the Sounding Board before taking certain decisions with respect to the enterprise. The Sounding Board functions de facto as a Works Council and will be succeeded by an elected Works Council in the course of 2006.

At the end of 2005, TomTom employed 435 people, of whom 191 were in marketing and sales and 123 in development. Within Europe, we have 384 employees in seven countries. We have 33 people based in North America, 14 in Asia and four in Australia. The average age of our employees is 33 and the male to female split is 66% to 34% respectively. We employ over 30 nationalities which gives us a diverse and dynamic culture.

Technology

TomTom's success in the market is built upon strong underlying technology. We have invested many hundreds of man years in developing a scalable and cost effective navigation platform. This platform has been built ground up and entirely in house to minimise external dependencies. This gives us an edge over most of our competitors who rely on integrating elements of the platform from different third parties. Our platform is also extremely adaptable to different screen and user interface environments. Using TomTom software on a smartphone, PDA or personal navigation device will be a consistent, friendly and familiar experience.

Software

The software developed by TomTom over many years delivers impressive performance on modest hardware. To offer the best possible navigation system we have developed an innovative, platform-independent architecture known as NavCore. Our NavCore software framework enables us to provide users of all our products with a consistent, high-quality set of options and features. NavCore enables optimised and fast route planning algorithms, real-time map rendering and quick search methods to find locations and addresses. The software is capable of functioning on any mobile device with sufficient memory and processing power and is compatible with all popular operating systems. This inherent flexibility means our software can be easily adapted to new devices. NavCore also ensures that all our products have a similar look and feel, and offer a similar ease of use, regardless of the platform on which they operate.

Navcore's inherent efficiency allows us to provide navigation on affordable devices. Not surprisingly, TomTom technology is recognised as both fast and reliable by many external testers.

Quality

TomTom's products, both hardware and software, have been designed for stability. Operational reliability is a key factor in all the company's devices. TomTom has sophisticated tools and processes in place to thoroughly test all software components both in-house and third-party sourced. Mapping data, for instance, is systematically processed and error checked whenever a new version is released. Advanced systems built up over many years enrich the data, filter out errors, and provide recovery options that prevent equipment failing due to erroneous data.

New opportunities

The technology in the current TomTom products is amongst the most sophisticated on the market. R&D activities are continuing at full pace to exploit the rapid advances being made in the various technical disciplines and to prepare new products for market. Assisted GPS for example, enables devices to find satellites more quickly using a wireless server and is already being applied to some of our products. TomTom PLUS exploits an advanced wireless push technology that transmits information to the device on the server's initiative without the need for costly polling.

Applied Generics

In January 2006, we announced that we had acquired Applied Generics Limited based in Edinburgh, Scotland. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information. The unique patented and proven technology which the company has developed has the potential to deliver high quality real time traffic information, not only for motorways but also for local roads. With the proliferation of car navigation products and the increase of congestion, there is a growing customer market for these kinds of services.

TomTom WORK

In August 2005, TomTom announced the acquisition of Datafactory AG. Datafactory provides a web based service for vehicle and personal localisation, fleet management, planning and reporting. The company, which is based in Leipzig, Germany, is a leading player in offering so-called 'track & trace' products and services. Growing convergence between track & trace and navigation solutions makes the acquisition of Datafactory a logical and strategic step for TomTom. Datafactory's proprietary and scalable web application, WEBFLEET, integrated with TomTom's powerful navigation products and services, combines the best of both worlds.

Datafactory's customers come from a wide variety of markets such as transport, logistics, traffic and services. With the online service, customers can monitor their fleets' movements real-time, and communicate with individual drivers on orders, last minute changes in schedules and other messages. Tailor-made reporting on the business activities of fleets or individual cars is also available with one click.

Starting in 2006, the company has a new name. TomTom WORK (www.tomtomwork.com). This company offers a connected navigation solution that combines plug and play track & trace technology, with smart navigation and communication tools. This helps to improve the management (and control) of vehicles and day to day planning. With this, TomTom WORK's business activities will be rolled out across Europe, focusing on all professional multi car users, which make TomTom WORK services suitable for almost any size or type of business.

TomTom believes that this market has only just started to develop. Given the growing demand to improve their efficiency and optimise the allocation of resources, service companies with field operations have started to use track & trace solutions. This is expanding a market which traditionally served only large trucking and logistics companies. With a plug and play product which meets the needs of different market segments, we believe that TomTom WORK will be able to claim their share of the wider business-to-business segment.



TomTom WORK,
Plan your day the easy way.

tomtom® work




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Management Board and Supervisory Board

The Management Board is responsible for the day-to-day management of our operations under the supervision of the Supervisory Board. The Management Board is required to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval, as described in this section.

Harold Goddijn
Member of the Management Board,
Chief Executive Officer
1960

Chief Executive Officer. Harold studied Economics at Amsterdam University, and started his career with a venture capital firm. He founded Psion Netherlands BV in 1989 as a joint venture with Psion Plc, and co-founded TomTom in 1991 with Peter-Frans Pauwels and Pieter Geelen.
He continued to lead Psion Netherlands BV and make it a key European distributor for Psion.
In 1998 he was appointed Managing Director of Psion Computers and served on the Board of Psion Plc from 1998 to 1999. He was appointed Chief Executive Officer of TomTom in 2001.



Alexander Ribbink

Member of the Management Board,
Chief Operating Officer
1964

Chief Operating Officer. Alexander graduated with a Masters degree in Law from Amsterdam University and then completed an MBA at the Rotterdam School of Management, Erasmus Graduate School of Business Administration. He spent 11 years with Unilever, specialising in consumer marketing and general management, becoming vice-president for brand development for one of the company's largest Dutch food subsidiaries. Alexander later managed a key European business unit for Mars, Inc. He joined us to lead our marketing activities in November 2003 and was appointed Chief Operating Officer in 2004. In 2006 Alexander joined the Advisory Board of Peek Traffic.



Marina Wyatt

Member of the Management Board,
Chief Financial Officer
1964

Chief Financial Officer. Marina graduated from Cambridge University. She is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in England and Wales. Her previous experience includes nine years with Arthur Andersen in London and in the US, and six years as Group Financial Director of Psion Plc. Marina was then appointed Chief Financial Officer of Colt Telecommunications Plc. She has served as a non-executive director of Symbian Ltd and Blackwell Publishing Ltd. Marina joined TomTom as Chief Financial Officer in February 2005.



Supervisory Board

Doug Dunn
Deputy Chairman of the Supervisory Board

Doug Dunn (1944) is a British national. He was first appointed to the Supervisory Board on 13 May 2005, and his current term runs until 2007. Mr. Dunn holds a Higher National Qualification in Electrical and Electronic Engineering from the College of Advanced Technology, Sheffield University. On retirement in December 2004, aged 60, he had for five years been CEO and President of ASML Holding NV. Prior to this he was a member of the Board of Management of Philips and CEO of the Consumer Electronics division (1996-1999) and CEO of the Semiconductor Division (1993-1996). Before joining Philips, Mr. Dunn was Managing Director of the Semiconductor and Components division of General Electric Company from 1980 to 1993. For 11 years prior to this he held several engineering and senior management positions in the United States and the United Kingdom with Motorola Semiconductors. Doug currently serves as a non-executive Director of ARM Holdings Plc and OMI and as a member of the Supervisory Boards of Soitex SA, ST Microelectronics NV and LG. Philips LCD.

Andrew Browne
Member of the Supervisory Board

Andrew Browne (1955) is an Irish national. He was first appointed to the Supervisory Board on 13 May 2005, and his current term runs until 2009. Mr. Browne earned a Masters in Business Administration from Trinity College in Dublin. He is a Certified Public Accountant and is a member of the Institute of Certified Public Accountants in the Republic of Ireland. From 1985 to 1995 he worked for Advanced Micro Devices in California and in various locations in Asia, leading AMD's financial sales and marketing operations in Asia and eventually worldwide. In 1995, Andrew was appointed Chief Financial Officer and Deputy CEO of Intelsat, the International Telecommunications Satellite organization. Since 1998, Andrew has served as Vice President, Chief Financial Officer and Director of New Skies Satellites BV. He also is a member of the Board of the International Space University in Strasbourg, France.

Guy Demuynck
Member of the Supervisory Board

Guy Demuynck (1951) is a Belgian national. He was first appointed to the Supervisory Board on 13 May 2005, and his current term runs until 2008. Mr. Demuynck earned his Masters degrees in Applied Economics and Marketing & Distribution from the Universities of Antwerp and Ghent, respectively. He began his career with Royal Philips Electronics NV, where he worked for 26 years in various commercial and marketing roles in Europe, the United States and East Asia, culminating in his appointment as CEO of Philips Consumer Electronics division in 2000. As CEO of Philips Consumer Electronics, he also served as a member of the Philips Group Management Committee until December 2002. Guy joined the Board of Management of Royal KPN in January 2003, with responsibility for KPN's mobile division, operating in Germany, The Netherlands and Belgium. Guy also serves on the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH. On 1 July 2006, Guy will take up his appointment as CEO of the Kroymans Corporation, a company active in the automotive industry.

Supervisory Board report

The Supervisory Board currently consists of Doug Dunn, Andrew Browne and Guy Demuynck who are listed in the section "Management Board and Supervisory Board" of this annual report. The Supervisory Board regrets that Mr. Benno Hoogendoorn had to resign from the Supervisory Board as of 29 September 2005 for health reasons. Mr. Hoogendoorn was first appointed to the Supervisory Board on 13 May 2005.

Summary of activities

Since the establishment of the Supervisory Board on 13 May 2005, the Supervisory Board held two scheduled meetings with the Management Board in 2005. One scheduled meeting was held in 2006. Among the items discussed in the 2005 scheduled meetings were operational, financial, legal, governance and strategic matters. In addition to the scheduled meetings, the Supervisory Board had contact with the Management Board and was informed and consulted by the Management Board on the course of the business and the acquisition of Datafactory AG. The Supervisory Board discussed and agreed the quarterly results and the related press releases for the second and third quarter of 2005. In October 2005, the Supervisory Board reviewed the budget for 2006. No Supervisory Board members were frequently absent from its meetings.

Independence

The Supervisory Board confirms that all Supervisory Board members are independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code.

Committees

As the Supervisory Board consisted of fewer than five members, it was not obliged to and did not voluntarily appoint from among its members an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee. The provisions III.5.4, III.5.5, III.5.8, III.5.9, III.5.10, III.5.13, V.1.2, V.2.3 and V.3.1 of the Dutch Corporate Governance Code therefore applied to the entire Supervisory Board in 2005.

Remuneration of the Supervisory Board

The aggregate remuneration of the Supervisory Board members in 2005 amounted to € 87,500. The individual remuneration of the members of the Supervisory Board is shown in the notes to our financial statements which are included in this annual report.

Remuneration Report

Application in 2005

In 2005, the remuneration of the Management Board consisted of (i) a fixed remuneration component (base salary), (ii) a variable remuneration component (management team bonus) and (iii) a long term incentive component (stock options).

Base salaries are subject to the statutory deductions and, with the exception of Ms. Wyatt's base salary, are increased with a holiday allowance of 8%.

In addition to their base salary, members of the Management Board are eligible to participate in the management team bonus scheme, which is subject to the approval by the Supervisory Board. For 2005, the bonus pool was established as 1% of profit before tax. Relative to the annual fixed remuneration, the annual variable remuneration of the members of the Management Board is relatively high. We believe, however, that our interests were best served by an aggregate bonus of 1% of the Company's annual audited profit before tax and a relatively low annual fixed remuneration for the members of our Management Board.

The members of the Management Board are eligible to participate in the Company's 2005 Share Option Plan.

Members of the Management Board are eligible to participate in the Company's defined contribution pension plan. The Company's contribution to the pension of each member of the Management Board is a maximum of 10% of base salary.

For details of the remuneration of the Management Board please refer to the notes to the financial statements which are included in this annual report.

Employment contracts

Members of the Management Board have an employment contract with the Company. The contracts are entered into for an indefinite period of time. However, the term of office of members of the Management Board is 4 years, which appointment can be renewed for another period of not more than four years at a time. In case the employment of a member of the Management Board is terminated by or on the initiative of TomTom, then he shall be entitled to a fixed amount of 50% of his annual base salary, including holiday allowance, unless the employment is terminated for cause within the meaning of the articles 7:677 sub 1 and 7:678 of the Dutch Civil Code, in which situation the relevant Management Board member is not entitled to any severance. This amount will be due in addition to the salary the Company has to pay to members of the Management Board during the agreed notice period of 12 months. A member of the Management Board will not be entitled to the severance if the employment is terminated by him or on his initiative. Broadly in line with practice in The Netherlands, we additionally contribute to life and disability insurance for members of the Management Board as well as health insurance.

Outlook 2006

On the basis of a benchmark of salaries, performed by an independent consultancy agency in 2006, the Supervisory Board proposes to continue the current policy with respect to the base salaries and bonuses of Management Board members.

The Supervisory Board has drawn up a Remuneration Policy document, which shall be presented to the General Meeting of Shareholders for its approval during its annual meeting in April 2006.

Financial statements 2005

The consolidated annual financial statements of TomTom NV for 2005, as presented by the Management Board, have been audited by Deloitte Accountants BV, independent auditors. The Supervisory Board has approved these financial statements for 2005 and all individual members of the Supervisory Board (together with the members of the Management Board) have signed the financial statements for 2005.

The Supervisory Board recommends that the General Meeting of Shareholders adopt the Consolidated and Company Annual Report for 2005 that are separate to this annual report. This annual report includes the Consolidated Financial Statements only. The Consolidated and Company Annual Report for 2005 is available at the Company's offices on request".

Upon approval of the Consolidated and Company Annual Report for 2005 and in accordance with Article 2:394 and Article 2:395 of the Dutch Civil Code, the Management Board will file this annual report that includes the Consolidated and Company Financial Statements for 2005 with the Chamber of Commerce.

Supervisory Board
Amsterdam, The Netherlands 13 February 2006

Audit

The Supervisory Board assumes the roles and responsibilities normally associated with an Audit Committee. As the number of Supervisory Board members did not exceed four during any given period of the 2005 financial year a separate Audit Committee has not been appointed. All members of the Supervisory Board are independent Non-Executive Directors of the Company. The Dutch Corporate Governance Code requires the Supervisory Board to be satisfied that at least one member of the Supervisory Board is a financial expert. The Supervisory Board considers that there is a sufficient breadth of financial and audit expertise across the Supervisory Board that, collectively, the members have the requisite skills and attributes to enable them to properly discharge their responsibilities relating to audit matters.

Following the IPO in May 2005, the Supervisory Board met two times during the 2005 financial year, and once in 2006 prior to the publication of the 2005 financial statements. Audit and Risk Management matters were discussed at each of these meetings. One of these meetings included a meeting with the external auditor without the Management Board being present. The purpose of this meeting was to facilitate free and open discussions between the Supervisory Board and the external auditor.

The Supervisory Board assists the Company in meeting its responsibilities in respect of the following areas:

- the integrity of annual and interim financial reporting as presented under IFRS together with related press releases;

- the maintenance of an effective system of internal control and risk management relating to strategic, financial, operational and compliance risks;

- compliance with the recommendations and observations of the internal and external auditors;

- assessment of the scope and plans of the internal and external auditors including review of the internal audit charter;

- the re-appointment of the external auditors after assessment of their relationship with the company and of their independence; and

- review of the policies for managing cash and foreign exchange risk.

Financial reporting

The Supervisory Board reviews the interim and full year financial statements. Attention is paid to critical accounting policies, clarity of disclosure, and Euronext and other corporate governance, legal and regulatory requirements.

Risk management and internal audit

The Company monitors its internal controls through a systematic program of risk analysis, internal audits and self assessments of controls. Internal Audit reviews internal controls and acts as a source of constructive advice and best practice, assisting senior management with its responsibility to improve controls where risks are identified. The Chief Internal Auditor is responsible for risk management and internal audit and reports to the Supervisory Board and administratively to the Chief Financial Officer. Risk management and internal control reporting is performed monthly for the Management Board and quarterly for the Supervisory Board.

The independence and objectivity of the function is maintained primarily through the following two principles:

- The right of access to the Supervisory Board in relation to risk assessments and audit findings;

- The department maintains an advisory role relating to mitigating risk, while the Board and senior management retain responsibility for establishing the appetite for risk and the implementation and monitoring of appropriate mitigating controls to maintain risk within tolerable limits.

External audit

Deloitte Accountants BV has acted as auditor to the Company since 2004. Early in 2006, the Supervisory Board reviewed the independence of Deloitte relative to audit and non-audit services provided to the Company and its subsidiaries. Below is a summary of services performed by Deloitte:

Type of service (in € thousands)	2005		2004	
Statutory audit services	170	52%	147	27%
Other audit services	50	15%	278	51%
Tax services	105	32%	120	22%
Total	**325**		**545**	

[1]Other audit services relate to IFRS compliance, IPO administration and other audit related services.

The independence of the external auditors is further maintained through the use of alternative accounting firms for due diligence activities and other matters that require significant levels of subjective judgement.
The Supervisory Board agrees the appointment and remuneration of the external auditor subject to the approval of the Company's shareholders at the Annual General shareholders' Meeting (AGM).
Deloitte Accountants BV have expressed their willingness to continue in office and resolutions proposing their re-appointment and authorising the Supervisory Board to set their remuneration will be submitted at the forthcoming AGM.

Corporate governance

Dutch corporate governance code

On 9 December 2003, the Dutch Corporate Governance Committee, also known as the Tabaksblat Committee, released the Dutch Corporate Governance Code.
On 23 December 2004, the Dutch Corporate Governance Code was confirmed as the code as referred to in section 2:391 paragraph (4) of the Dutch Civil Code. Our ordinary shares were admitted to listing on Euronext Amsterdam on 27 May 2005. Prior to that date the Dutch Corporate Governance Code was not applicable to us as we were a private company. Given the relatively short period of time between our listing and the end of the financial year 2005, certain corporate governance provisions were only applied after year-end but prior to the publication of this annual report.

We apply all of the relevant provisions of the Dutch Corporate Governance Code, with the following exceptions which are set out below with the reasons for the exceptions:

- We do not apply best practice provision II.2.1, which provides that options to acquire shares are a conditional remuneration component, and become unconditional only when the Management Board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date, nor do we apply best practice provision II.2.2, which provides that, if a company, notwithstanding best practice provision II.2.1, grants unconditional options to Management Board members, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted. Considering that the industry for personal navigation is still in a relatively nascent stage, we believe that setting credible (predetermined) performance criteria, whether or not on the basis of a comparison with our results to a currently non-existing benchmark peer group of companies, is not practical at this time. However, members of our Management Board shall not exercise options in the first three years after they have been granted. Our proposed remuneration policy document provides for a procedure by which performance criteria are established for individual members of the Management Board;

- We do not apply best practice provision II.2.7, which provides that the maximum remuneration in the event of involuntary termination may not exceed the directors' annual fixed remuneration. We have entered into employment contracts with members of our Management Board which provide that in the case where the employment contract is terminated by or on our initiative, the relevant member of the Management Board will be entitled to a fixed amount of 50% of their annual base salary, including holiday allowance, unless the employment contract is terminated for cause within the meaning of sections 7:677 paragraph (1) and 7:678 of the Dutch Civil Code. This amount will be due in addition to the salary we have to pay to members of our Management Board during the agreed notice period of 12 months. This could mean that the overall compensation to be paid by us to a member of our Management Board following a notice of termination of his or her employment contract, other than for cause, may exceed the annual fixed remuneration of the relevant Board member. We have agreed to a notice period of six months for members of our Management Board. We believe that such notice period is in our interests as this will give us sufficient time to find a successor. As a consequence of Dutch labour law, the notice period we have to observe must be twice the term of the notice period of the employee. Our notice period is therefore 12 months;

- In 2005, we did not apply best practice provision III 1.7, which provides, inter alia, that the Supervisory Board shall discuss at least once a year its own functioning and that of its individual members, without the Management Board being present, and the functioning of the Management Board as an organ of the company and the performance of the individual members of the Management Board. We believe that these discussions on the functioning of the Supervisory Board, the

Management Board and its individual members will be more meaningful after the Annual Report 2005 has been discussed in the General Meeting of Shareholders of April 2006. We will apply this best practice provision in the future;

- We deviate from best practice provision IV.1.1, which provides that a company's general meeting of shareholders may pass a resolution to set aside the binding nature of a nomination for the appointment of a member of the Management Board or the Supervisory Board by an absolute majority of the votes representing at least one third of issued share capital. Our Articles of Association provide that a binding nomination for the appointment of members of our Management Board or of our Supervisory Board may only be set aside by a resolution of our General Meeting of Shareholders passed with a two-thirds majority representing more than 50% of our issued share capital. We believe that maintaining continuity in our Management Board and Supervisory Board is critical for delivering long term shareholder value. We would like to protect our stakeholders against a sudden change in management by maintaining the qualified majority and voting quorum requirement, which is allowed under Dutch law;

- With regard to press conferences and meetings with and presentations to analysts and investors which relate to our quarterly, half-year and annual results, we apply best practice provision IV.3.1, which provides that such press conferences, meetings and presentations should be announced in advance and that measures should be taken to allow investors to follow these meetings and presentations in real time. We may deviate from best practice provision IV.3.1 with regard to other press conferences, meetings and presentations which do not relate to our quarterly, half-year and annual results and for which prior notice and attendance by investors is not practicable.

Management Board

General

The members of the Management Board have collective powers and responsibilities. They are responsible for the day-to-day management of our operations under the supervision of the Supervisory Board.

Composition and appointment

The Articles of Association provide that the number of members of the Management Board will be determined by the Supervisory Board, and shall consist of at least three members: a Chief Executive Officer, a Chief Financial Officer and a Chief Operating Officer. Each member of the Management Board is appointed for a maximum of four years, which can be renewed for another period of not more than four years at a time. The General Meeting of Shareholders and the Supervisory Board may suspend members of the Management Board at any time. A resolution of the General Meeting of Shareholders to suspend or dismiss members of the Management Board requires a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

The General Meeting of Shareholders appoints the members of the Management Board, subject to the right of the Supervisory Board to make a binding nomination in accordance with the relevant provisions of the Dutch Civil Code. The General Meeting of Shareholders may at all times, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital, resolve that the nomination submitted by the Supervisory Board is not binding. In such cases the General Meeting of Shareholders may appoint a member of the Management Board in contravention of the Supervisory Board's nomination by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital. If the Supervisory Board fails to use its right to submit a binding nomination, the General Meeting of Shareholders may appoint members of the Management Board with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

Members of the Management Board

Currently the Management Board consists of:

Harold Goddijn, CEO
Marina Wyatt, CFO
Alexander Ribbink, COO

Further details about the members of the Management Board and their biographies can be found in the Management Board Report.

Senior management

Our Management Board is supported by our senior management team. The senior management team consists of:

Corinne Goddijn-Vigreux, Sales Director
Peter-Frans Pauwels, Chief Technical Officer
Pieter Geelen, Technical Development Director
Mark Gretton, Development Director
Harry van de Kraats, Human Resources Director

Remuneration

The Supervisory Board establishes the remuneration of the individual members of the Management Board, in accordance with the Management Board remuneration policy to be adopted by the General Meeting of Shareholders. The Supervisory Board presents to the General Meeting of Shareholders for approval any scheme providing for the remuneration of the members of the Management Board in the form of shares or options.

For detailed information about the individual remuneration of the members of the Management Board see the notes included in the financial statements of TomTom NV in this annual report.

Conflict of interest

Members of the Management Board must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the Chairman of the Supervisory Board. The Supervisory Board shall decide, without the member of the Management Board being present, whether there is a conflict of interest.

Supervisory Board

General

The Supervisory Board is responsible for supervising the conduct of the Management Board and the general course of our business, as well as for providing advice to the Management Board. In performing its duties, the Supervisory Board is required to act in the interests of the business as a whole. The Articles of Association require certain decisions of the Management Board to be approved by the Supervisory Board. These decisions include the issue of shares or the granting of rights to subscribe for shares and the exclusion of pre-emption rights to the extent these rights are vested in the Management Board, proposals to amend the Articles of Association, proposals to merge or demerge, proposals to dissolve the Company and proposals for capital reductions.

Composition and appointment

The Articles of Association provide that the number of members of the Supervisory Board will be at least three. Each member of the Supervisory Board is appointed for a maximum of four years, which can be renewed for two additional periods of not more than four years at a time. The members of the Supervisory Board retire periodically in accordance with a rotation schedule.

The Supervisory Board appoints a Chairman and a Deputy Chairman from amongst its members. The General Meeting of Shareholders may suspend Supervisory Board members at any time. A resolution of the General Meeting of Shareholders to suspend or dismiss members of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.
The General Meeting of Shareholders appoints the members of the Supervisory Board, subject to the right of the Supervisory Board to make a binding nomination. The General Meeting of Shareholders may at all times, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital, resolve that the nomination submitted by the Supervisory Board is not binding. In such case, the General Meeting of Shareholders may appoint a member of the Supervisory Board in contravention of the Supervisory Board's nomination by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

Remuneration

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders. Members of the Supervisory Board are not authorised to receive any payments under our pension, bonus scheme or option plans.
For detailed information about the individual remuneration of members of the Supervisory Board see the notes to the financial statements of TomTom NV included in this annual report.

Conflict of interest

Members of the Supervisory Board must report and provide all relevant information regarding any (potential) conflict of interest to the Chairman of the Supervisory Board or in case of a conflict of interest of the Chairman of the Supervisory Board to the Deputy Chairman of the Supervisory Board. The Supervisory Board shall decide, without the member of the Supervisory Board being present, whether there is a conflict of interest.

Rotation schedule

On 13 February 2006, the Supervisory Board adopted the following Rotation Schedule:

Name	Date of first appointment	End of first term	Date of possible reappointment
Doug Dunn	13 May 2005	Date of AGM 2007	Date of AGM 2007
Guy Demuynck	13 May 2005	Date of AGM 2008	Date of AGM 2008
Andrew Browne	13 May 2005	Date of AGM 2009	Date of AGM 2009

Shares and shareholders' rights

An overview of the number of outstanding shares is included in our consolidated financial statements in this annual report.

Issue of ordinary shares and pre-emption rights

We may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of the General Meeting of Shareholders upon proposal of the Management Board, subject to the prior approval of the Supervisory Board.

If so designated by the General Meeting of Shareholders or our Articles of Association, we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of the Management Board, subject to the prior approval of the Supervisory Board. No resolution of the General Meeting of Shareholders or the Management Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.
The Articles of Association grant the Management Board the irrevocable authority to issue ordinary shares, or grant rights to subscribe for ordinary shares, up to a maximum of 20% of our authorised share capital of ordinary shares, for a period of two years ending on 13 May 2007. This authority may be renewed by a resolution of the General Meeting of Shareholders for a subsequent period of up to two years.

Dutch company law and our Articles of Association in most cases give shareholders pre-emption rights to subscribe on a pro rata basis for any issue of new shares. Exceptions to these pre-emption rights include the issue of shares (i) to our employees, (ii) in return for non-cash consideration, or (iii) to persons exercising a previously granted right to subscribe for shares. Holders of ordinary shares do not have pre-emption rights with respect to preference shares to be issued and holders of preference shares do not have pre-emption rights with respect to ordinary shares.

A shareholder may exercise pre-emption rights during a period of two weeks from the date of the announcement of the issue of shares. The Management Board, subject to the prior approval of the Supervisory Board, and if so designated by the General Meeting of Shareholders, may restrict or exclude shareholder pre-emption rights. Our Articles of Association grant the Management Board the irrevocable authority to exclude or restrict pre-emption rights for a period of two years ending on 13 May 2007. Thereafter, a resolution by the General Meeting of Shareholders to delegate to the Management Board the authority to exclude or restrict pre-emption rights will require a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is present or represented at the General Meeting of Shareholders. If the General Meeting of Shareholders has not delegated this authority to the Management Board, the General Meeting of Shareholders may itself vote to restrict or exclude pre-emption rights, but only upon a proposal of the Management Board.

General meetings of shareholders and voting rights

The AGM must be held within six months after the end of each financial year. An extraordinary General shareholders' Meeting may be convened, whenever our interests so require, by the Management Board or the Supervisory Board. Shareholders representing alone or in aggregate at least one-tenth of our issued and outstanding share capital may, pursuant to the Dutch Civil Code and our Articles of Association, request that a General Meeting of Shareholders be convened. If such General Meeting of Shareholders has not been convened within 14 days or is not held within one month following such request, the shareholders are authorised to call such General Meeting of Shareholders themselves.

The notice convening a General Meeting of Shareholders must include an agenda indicating the items for discussion, as well as any proposals for the agenda. Shareholders holding at least 1% of our issued and outstanding share capital or shares representing a value of at least € 50 million according to the Daily Official List may submit proposals for the agenda. Provided we receive such proposals no later than the 60th day before the General Meeting of Shareholders, we will have the proposals included in the notice we publish in a national newspaper distributed daily in The Netherlands and also in the Daily Official List at least 15 days before the meeting.

The Management Board may determine a record date to establish which shareholders are entitled to attend and vote at the General Meeting of Shareholders. There is no attendance quorum.

Each of our ordinary shares and preference shares is entitled to one vote. Shareholders may vote by proxy. The voting rights attached to any of our shares held by us are suspended as long as they are held in treasury.

Resolutions of the General Meeting of Shareholders are adopted by a simple majority, except where Dutch law or our Articles of Association provide for a special majority. According to our Articles of Association the following decisions of the General Meeting of Shareholders require a majority of at least two-third of the votes cast, representing more than 50% of our issued share capital:

- a resolution to cancel a binding nomination for the appointment of members of our Management Board and Supervisory Board;

- a resolution to appoint members of the Management Board or Supervisory Board in contravention of the list of nominees submitted by the Supervisory Board; and

- a resolution to dismiss or suspend members of the Management Board or Supervisory Board.

In addition, our Articles of Association require a majority of at least two-thirds of the issued capital if less than 50% of our issued share capital is represented for among other matters:

- a resolution of the General Meeting of Shareholders regarding restricting and excluding pre-emption rights or decisions to designate the Management Board as the body authorised to exclude or restrict pre-emption rights;

- a resolution of the General Meeting of Shareholders to reduce our outstanding share capital; and

- a resolution of the General Meeting of Shareholders to have us merge or demerge.

Preference shares

The Articles of Association provide for the possibility of issuing preference shares as an anti-takeover measure.

There are currently no preference shares outstanding. As discussed in the "Anti-takeover measure" section in this annual report, the issue of preference shares by us to Stichting Continuïteit TomTom (the "Foundation") may have the effect of preventing, discouraging or delaying a change of control over us. The purpose of the Foundation is to safeguard our interests and those of our subsidiaries and to protect, in so far as possible, our continuity and our corporate identity. The Management Board of the Foundation consists of one "A Board member" and two "B Board members". The A Board member is appointed by the Management Board, from among the members of the Supervisory Board, subject to the approval of the Supervisory Board. The B Board members are appointed by the Board of the Foundation.

In 2005, the members of the Management Board of the Foundation were:

B.B. Hoogendoorn	A Board member
M.W. den Boogert	B Board member
R.L. de Bakker	B Board member

As a consequence of Mr. Hoogendoorn's resignation from our Supervisory Board on 29 September 2005 (as discussed in Supervisory Board Report in this annual report), he automatically resigned as the A Board member of the Foundation. He is replaced by Mr. Demuynck from amongst our Supervisory Board members.

For further details about our preference shares see note 17 to the financial statements of TomTom NV included in this annual report.

Obligations of shareholders to disclose holdings

Under the Disclosure of Holdings in Listed Companies Act of 1996 (Wet Melding Zeggenschap In Ter Beurze Genoteerde Vennootschappen 1996) (the "Disclosure of Holdings Act"), any person or legal entity who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of a limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by said person falls within a different percentage range to that held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. Notification must be given to us and to the Dutch securities regulator (Autoriteit Financiële Markten) (the "AFM") upon passing each percentage threshold.

As at 31 December 2005, we do not know of any person or legal entity holding an interest in our ordinary share capital and/or voting rights of more than 5% other than:

P.A. Geelen	18.7%
P.F. Pauwels	18.7%
The Corinne Vigreux-Goddijn 2005 Trust	18.7%
The Harold Goddijn 2005 Trust	18.7%

We received the above initial notifications after our listing on Euronext Amsterdam on 27 May 2005. These percentages do not take into account the impact of dilution on our ordinary shares.

Anti-takeover measure

Our Articles of Association provide for the possibility of issuing preference shares to Stichting Continuïteit TomTom (the "Foundation"), established on 26 May 2005, as an anti-takeover measure. The purpose of the Foundation is to safeguard our interests and those of our subsidiaries in such a way that these interests as well as the interests of all those involved in the organisation, are safeguarded, and that influences, which in contravention with those interests could affect our continuity and/or our corporate identity, are fended off. We believe that the issue of preference shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to obtain (de facto) control and may help us to determine our position in relation to a bidder and its plans, and to seek alternatives.

We granted the Foundation a call option (the "Call Option") entitling it to acquire from us preference shares up to a maximum of 50% of our total issued and outstanding share capital (excluding issued and outstanding preference shares) at the time the Call Option is exercised. The Foundation is entitled to exercise the Call Option in one or more tranches. We are entitled to terminate the agreement with the Foundation with immediate effect. Any termination of the agreement with the Foundation will prevent the Foundation from exercising the Call Option with regard to any preference shares that were not acquired prior to the termination, but will not negate the rights of the Foundation pursuant to a (partial) exercise of the Call Option prior to the termination or pursuant to any preference shares already issued and outstanding at the time of the termination. Under the terms of a separate agreement entered into between us and the Foundation on 26 May 2005, we have the right to require the Foundation to exercise the Call Option if (i) we expect a hostile takeover may be attempted or (ii) in the opinion of the Management Board, a single shareholder (or group of shareholders) holds a "substantial number" of our ordinary shares. The issue of preference shares in this manner would cause substantial dilution to the voting power of any shareholder, including a shareholder attempting to gain control of us.

Our Articles of Association grant the Management Board the irrevocable authority to issue preference shares, or grant rights to subscribe for preference shares, up to a maximum of 50% of the outstanding share capital of ordinary shares, for a period of two years ending on 13 May 2007, subject to the approval of the Supervisory Board. This authority may be renewed by a resolution of the General Meeting of Shareholders for a subsequent period of up to two years. Upon the issue of preference shares, subscribers for preference shares must pay at least 25% of the nominal value of the preference shares. Each transfer of preference shares requires the prior approval of the Management Board and Supervisory Board.

The issue of preference shares is meant to be temporary. Unless the preference shares have been issued by a vote of the General Meeting of Shareholders, our Articles of Association require that a General Meeting of Shareholders be held within six months after the issue of preference shares to consider their cancellation and redemption. If the General Meeting of Shareholders does not thereby resolve to redeem and cancel the preference shares, a General Meeting of Shareholders will be held every six months thereafter for as long as preference shares remain outstanding. The Management Board must provide a justification for such issue or grant of rights to subscribe for preference shares (but not for the issue of preference shares) at the General Meeting of Shareholders held within four weeks after the date of issue or grant, unless such explanation has been given at an earlier General Meeting of Shareholders.

No resolution of the General Meeting of Shareholders or the Management Board is required for an issue of preference shares pursuant to the exercise of a previously granted right to subscribe for preference shares (including the right of the Foundation to acquire preference shares pursuant to the Call Option).

A resolution of our Management Board to issue preference shares, or to grant rights to subscribe for preference shares, as a result of which the aggregate nominal value of the issued preference shares will exceed 50% of the outstanding capital of ordinary shares at the time of issue, will at all times require the prior approval of the General Meeting of Shareholders.

The Board of the Foundation consists of one "A Board member" and two "B Board members". The A Board member is appointed by our Management Board, from among the members of the Supervisory Board, subject to the approval of the Supervisory Board. The B Board members are appointed by the Board of the Foundation, subject to the approval of the Management Board and Supervisory Board.
The Management Board of the Company and the Board of the Foundation declare that they are jointly of the opinion that the Foundation is independent of the Company as required by the Listing Requirements of the stock market of Euronext Amsterdam.

For details about the composition of the Board of the Foundation see the corporate governance section included in this annual report.




ONE
150



Financial review

2005 was a year of substantial progress for TomTom and this was reflected in the strong financial performance of the Company. Revenue increased by 275% to € 720 million from € 192 million and net profit by 411% to € 143 million from € 28 million. We raised € 117 million of new capital from our Global Offering and we strengthened our balance sheet to net assets of € 306 million at the end of the year compared with € 38 million at the start of the year. We delivered an 83% return on equity for the year (measured as net profit over average equity for the year) and diluted earnings per share increased to € 1.26 from € 0.26 in the previous year.

Profit and Loss (in € millions)	2004	2005	Change
Revenue	192	720	275%
Gross profit	85	311	266%
% of sales	44%	43%	
Operating profit	43	195	353%
% of sales	22%	27%	
Net profit	28	143	411%
% of sales	15%	20%	
EPS (fully diluted - in €)	0.26	1.26	385%

Revenue

The increase in revenue was driven by sales of integrated devices, namely the TomTom GO and TomTom ONE product ranges, which represented 86% of our total revenue for the year, compared to 60% in 2004.

Revenue (in € millions)	2004	2005	Change
Integrated devices	115	622	441%
Non-Integrated solutions	69	65	-6%
Other	8	33	313%
Total	**192**	**720**	**275%**

Number of units sold (in 000s)	2004	2005	Change
Integrated devices	248	1,688	581%
Non-Integrated solutions	438	524	20%
Total	**686**	**2,212**	**222%**

Average selling price (in €)	2004	2005	Change
Integrated devices	464	368	-21%
Non-Integrated solutions	158	124	-21%
Weighted average selling price	**268**	**311**	**16%**

The volume of integrated units we shipped in 2005 grew by 581% to close to 1.7 million, up from 248,000 in 2004. We opened up the market to a larger consumer base as we offered products at a wider range of price points and as a result the average selling price of an integrated unit decreased to € 368 from € 466 over the course of the year. The lower price points and the broader consumer acceptance of the personal navigation category meant that volumes and revenues increased substantially. The majority of our sales were made through retail channels.

In 2005, 93% of revenues were generated in Europe. We made good progress in North America where revenue increased to € 42.3 million in 2005 from € 5.6 million in 2004. We also entered the Australian market and in our first year of operations realised revenue of € 7.3 million.

Gross profit

Gross profit increased almost fourfold, to € 311 million in 2005 from € 85 million in 2004. Owing to reductions in product costs, the gross profit margin only decreased by one percentage point to 43% despite the 21% reduction in the average selling price for integrated units. The gross profit margin percentage is a key measure of performance for the business and this was a strong contributor to our profitability in 2005.

Operating expenses

Operating expenses consist of research and development costs, marketing expenditure, selling, general and administrative expenses and stock compensation expenses. Operating expenses as a percentage of revenue fell to 16.1% in 2005 from 21.7% in 2004 as the growth of the business enabled us to achieve good economies of scale.

Research and development costs include payroll expenses for our research and development teams, third-party software costs and the amortisation of research and development related tangible fixed assets. We now have research and development teams in Amsterdam, London, Taipei, Leipzig and Edinburgh. In accordance with IAS 38 – Intangible Assets, we capitalise internal software development costs arising from the creation and update of the company's core software technology. In addition we include the costs of third-party manufacturing design activities within research and development expenditure.

We invested € 63.6 million in advertising and marketing expenditure in 2005. This represented almost 9% of revenue and an increase of € 44.2 million over 2004. This investment helped us to consolidate our European market leadership position and to make good progress in building our market position in North America.

Selling, general and administrative expenses include personnel expenses for our selling and administrative staff, office expenses and other general expenses. As a percentage of revenue these costs decreased from 8.7% of revenue in 2004 to 5.3% in 2005. In absolute terms the costs increased to € 38.0 million from € 16.8 million as a result of the growth of the company. Our head count (excluding temporary employees) increased to 435 at the end of 2005 from 196 at the end of 2004.

Stock compensation charges

This expense is a non cash accounting charge required by IFRS 2 – Share based Payments, and it relates to the grant of share options. This charge is calculated under the requirements of the IFRS and recognised evenly over the vesting period of the share options.
In 2005 we recognised a charge of € 5.2 million of which € 3.6 million was related to new share options granted in 2005.

Financial income and expenses

We recorded a net gain of € 14.7 million in 2005, which was mainly from gains on forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. We revalue all forward contracts to market value at the end of each period whether or not they have matured. This gain therefore consists of both realised (€ 11 million) and unrealised (€ 3.7 million) gains.

Taxation

The income tax charge on our ordinary activities in all the jurisdictions in which we operate increased to € 67 million in 2005 from € 15 million in 2004. This was primarily due to increased profits. The effective tax rate decreased to 32% from 35% in 2004 mainly due to the lower income tax rate applied in The Netherlands.

Net profit

Net profit increased to € 143 million in 2005 from € 28 million in 2004. This represented nearly 20% of revenue up from 15% in 2004.

Liquidity and capital resources

TomTom's cash balances increased to € 178 million at the end of the year from € 40 million at the start of the year. Despite the substantial growth of the company in the year we continued to be cash generative in 2005 with € 43 million of net cash generated from operating activities. During the year we raised € 117 million of new funds from the company's IPO and we completed two acquisitions which made up € 15 million of the cash flow used in investing activities.

Cash Flow (in € millions)	2004	2005
Net cash flow from operating activities	36.2	43.1
Cash flow used in investing activities	-2.9	-21.4
Cash flow from financing activities	0	116.5
Net increase in cash and cash equivalents	33.3	138.2
Cash and cash equivalents at end of period	**40.2**	**178.4**

Balance Sheet (in € millions)	2004	2005
Non-current assets	3.0	21.0
Current assets	87.9	442.6
Total assets	**90.9**	**463.6**
Capital and reserves	37.8	306.4
Provisions	0.4	21.0
Long term liabilities	1.3	1.0
Current liabilities	51.4	135.2
Total equity and liabilities	**90.9**	**463.6**

The balance sheet strengthened considerably in the year. Net assets at the start of the year were € 38 million; by the end of the year they had increased to € 306 million, mainly as a result of the net profit of € 143 million for the year and the IPO capital raising of € 117 million.

Treasury Policy

TomTom's treasury function strives to achieve a reasonable return on excess cash resources. The main goal is to get a reasonable return on the cash balances relative to market rate returns.

TomTom will apply these guidelines, among others, to select investment opportunities for its excess cash balances. All investments have at least an AA- credit risk rating by an acknowledged institute. A maximum term of three years is used, and with a potentially lower overall return, early unwinding is allowed for each investment.

The treasury function also controls risks for TomTom relating to changes in foreign currency exchange rates (relative to the euro) by effective and efficient management of foreign exchange exposures related to revenue, procurement and cash balances. The main goal is to make the cost of working with foreign currencies more predictable and to reduce the cost of the tools that are used. The goal is not to reduce the cost of foreign currencies by achieving lower exchange rates than market averages or market expectations.

TomTom manages its transaction risks relating to future forecast cash flows by entering into financial instruments which make the future cash flows more predictable. TomTom seeks to protect its cost of sales line from sudden movements in the US dollar relative to the euro and it also does the same for pound sterling-denominated revenues arising in the UK. TomTom does not hedge translation risk i.e.: the risk which arises on the translation of non-euro denominated income statements and balance sheets of subsidiaries. TomTom will only use simple hedging instruments, mainly forward contracts and to a far lesser extent plain options. TomTom does not currently apply hedge accounting.

Mergers and acquisitions

Datafactory AG

In August 2005, the Group acquired 100% of the share capital of Datafactory AG, a company that offers an online system for fleet management for a total consideration of € 14.3 million. Datafactory contributed revenues of € 2.2 million and a net profit of € 0.4 million to the Group for the period from 25 August 2005 to 31 December 2005.

Drivetech Inc.

In December 2005, the Group acquired 100% of the share capital of Drivetech at a price of € 2.7 million. Drivetech is a company based in Taipei that develops navigation software for the Chinese language market.

Applied Generics Ltd.

In January 2006, the Group acquired 100% of the share capital of Applied Generics. Applied Generics, located in Scotland, has developed technology that makes it possible to generate real time road traffic information based on mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

Financial risks

The principle categories of financial risk we are exposed to are exchange rate risk and credit risk.

Exchange rate risk

TomTom conducts its business in multiple currencies, including the euro, the pound sterling and the US dollar. TomTom currently sells its products in Europe, Australia, the United States and Canada, and our TomTom GO product is manufactured in Taiwan and China. Currently, the majority of our revenues are in euros. This may change over time as we continue to expand our international operations. Because our agreements with our contract manufacturer and certain other suppliers are in US dollars, a significant proportion of our cost of sales is in US dollars, while the majority of our operational expenses are in euros.

TomTom's principal currency transaction risk arises from the mismatch of our revenues being significantly in euros and pounds sterling and our cost of sales being mostly in US dollars. We attempt to manage these currency transaction risks by using financial instruments to convert sufficient cash flows in pounds sterling and euros to US dollars to satisfy our US dollar-denominated expenses.

TomTom's principal currency translation risk arises from the fact that the financial records of our subsidiaries in the United Kingdom and the United States are maintained in pounds sterling and US dollars, respectively. Upon preparing consolidated financial statements, our euro-denominated consolidated reported financial results can be affected by changes in the relative value of the pound sterling and the US dollar against the euro. Moreover, fluctuations in currency values distort period-to-period comparisons of financial performance. We do not attempt to hedge this translation risk.

Credit risk

We sell the bulk of our products through distributors and retailers. Certain customers of ours have built up considerable trade receivable accounts with us. We have procedures to limit our exposure to credit risk from our customers. Losses resulting from the insolvency of our customers for sales in Europe are covered by an excess loss insurance contract up to a maximum of € 9 million per contract year. Losses above the maximum limit are for the account of TomTom.

AEX

As of March 2006 TomTom has been included in the AEX index of the Euronext Stock Exchange. The AEX-index is a weighted index based on the prices of shares in 25 leading companies listed on Euronext Amsterdam. The AEX-index can be considered to represent general trends in shares listed on this exchange. The securities included in the AEX-index are selected on the basis of the turnover in these shares on Euronext Amsterdam.
The weighting of the securities included in the AEX-index is adjusted periodically on the basis of the market capitalisation of the issuers of these securities.


P
65



Management Board's report on risk management and internal control

The Board believes that the Company maintains an adequate and effective system of risk management and internal control that complies with Dutch Code of Corporate Governance.

The Company views the careful management of risk as an important management activity. The Board reviews the effectiveness of the systems of internal control relative to strategic, financial, operational and compliance risks. The systems of internal control are designed to manage, rather than to eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Board discusses risk management and internal controls with the Supervisory Board on at least a quarterly basis.

The Company embeds risk management into periodic planning and internal control mechanisms. A top down approach is followed whereby we identify the major risks which could affect our business and the likelihood of problems arising. The group's systems of internal control are designed and operated to mitigate the impact of risks affecting the group. As such, the controls are subject to regular review as the business changes.

Key features of the systems of internal control are:

- clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved budgets;
- minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and management reporting;
- a Code of Conduct and a Code of Ethics that is available to staff on our intranet and also on the TomTom website (www.tomtom.com); and

- centralised treasury operations which manage the investment of cash balances and the exposure to currency transaction risks. Treasury policies, risk limits and monitoring procedures are approved annually by the Supervisory Board.

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, control self-assessments, internal audit reviews and the testing of certain aspects of the internal financial control systems by the external auditors during the course of their audit.

Significant improvements in internal control during the year included the establishment of a Treasury function, the establishment of a Risk Management and Internal Audit function, and the strengthening of the Financial Planning and Analysis team.

Internal Control over Financial Reporting

Internal control over financial reporting is a process which is managed by the Group Financial Controller and Chief Financial Officer to provide reasonable assurance regarding the reliability of management and financial reporting in accordance with generally accepted accounting principles. Controls over financial reporting include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and acquisitions and disposals of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorisations of management and the directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposals of the Company's assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Risk management and control systems provide reasonable assurance that the financial reporting does not contain any material inaccuracies. No material weaknesses were identified during the year. These systems are deemed to have functioned properly during the year under review, and there is currently no indication they will not continue to do so in the forthcoming period.

Amsterdam, 13 February 2006

Business risks

As a global company TomTom is affected by economic developments in various geographical locations and is susceptible to a variety of operational and business risks that may negatively impact profitability.

Revenues, gross margins, results of operations, liquidity and cash flows may fluctuate unpredictably due to a number of factors. Through a process of weighing the probability and impact of identified risks we establish the factors and variables that may particularly impact the sensitivity of results in order to take steps to minimise the potential adverse affects. TomTom's results of operations or financial condition could be materially affected by any number of the external risk factors highlighted below. There may be risks not yet known to us or others currently not be deemed to be material that could have a significant potential impact on our business. Risks should be considered in connection with any forward-looking statements.

GPS availability and cost risks

In all our product lines, we depend on GPS satellite transmissions to provide position data to our customers. GPS satellites are funded and maintained by the US government and for the use of our products we have no control over their maintenance, support or repair. The free use and availability of GPS signals remains at the sole discretion of the US government and for the use of our products we remain dependant on GPS technology for the use of our products.

Further GPS signals are carried on radio frequency bands specifically allocated on a global basis. Any reallocation or interference of these bands could impair the use of our products.

Industry and competitive risks

The market for satellite navigation products in each of the geographic markets in which we operate is highly dynamic and competitive, and we expect competition to increase as new companies target this segment. There can be no assurance that our products will compete successfully against current or new market entrants or competing technologies. Our markets are characterised by rapid technological change, which could render our products obsolete and could cause us to incur substantial expenditures to replace our products. We mitigate these risks by investing in our technology development resources and focusing on differential benefits such as the "ease of use" of our products.

Sales price erosion risk

The sales prices of TomTom's products are primarily affected by the competition the company faces in its markets, pricing compared to alternative products, its ability to provide enhanced services (such as TomTom PLUS) and the strength of the TomTom brand in terms of quality, reliability and user-friendliness. TomTom expects the sale prices it charges for its products and its gross profit margins to decrease over time as competition intensifies in the market and more personal navigation products become available. We mitigate the risks of sales price pressure primarily by cost engineering our products and seeking operational cost leverage from increasing sales volumes.

Product concentration risk

The majority of our revenue is derived from integrated personal navigation devices consisting of the family of GO products, TomTom ONE and RIDER. If new product implementations and attempts to further diversify our product range further do not achieve required levels of market acceptance, or if the speed of development and time-to-market of these products compares unfavorably to directly competing products, this could have a material adverse effect on our business, results of operations or financial condition. By expanding our other revenue streams, seeking new markets and introducing new products in the business to business sector, we aim to diversify product concentration risks over the medium and long term.

New product introduction risk

TomTom has introduced a significant number of new and upgraded products and services. The transition to new products requires careful management of existing stock levels. If there is excess existing stock when a new product is released, the retail price of the existing stock is likely to decrease, and TomTom would owe compensation to its distributors and retailers on the price difference for their existing stock. The introduction of new products, together with seasonal demand, significantly increases working capital requirements.
Our success is dependant on our ability to develop and commercialise new and upgraded products and services, the timing of releases of these and our product mix relative to those of our competitors and changing consumer preferences.

Demand forecasting risk

Forecasting demand for TomTom's products is important to its financial performance and to maintaining a good customer reputation and relationships with distributors and retailers. If the number of units needed is over forecast, TomTom could face downward pricing pressure and a resulting loss of revenues and an increase in finished goods inventory and net working capital.
If demand is under-forecast followed by a shortage of products, TomTom could face unfulfilled consumer demand and the resulting loss of revenues, as well as damage to its reputation and relationships with distributors and retailers. As part of mitigating this risk, we monitor sell-through rates at our major distributors and retailers.

Growth and international expansion risks

The global nature of our business increases risks associated with our international operations and with our potential future expansion into new international markets. Our business operations span four continents and accordingly, we face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in a variety of jurisdictions.

Our rapid growth in a relatively short period of time has placed, and may continue to place, significant demands and strains on our resources, our systems, internal controls and our senior management. If we are unable to successfully integrate new personnel or systems, or if we otherwise fail to successfully manage our growth, this could have a material adverse effect on our business, results of operations or financial condition.
The future development and success of our business depends to a large part on the future general level of demand for personal navigation products and, in

particular, on demand for our products. The market for personal navigation products is still developing, with low penetration levels in our target markets. It is difficult to predict both the future growth of the market and the size of our future customer base. Consumer demand for personal navigation products generally, or for our products and services specifically, may fail to grow at anticipated rates.

Dependency on third parties and component sourcing risks

TomTom depends on a limited number of third-party manufacturers, and in particular on sole suppliers for the production of the TomTom GO, ONE and RIDER hardware which account for the majority of hardware sales.

TomTom relies on a limited number of suppliers, and in certain instances sole suppliers, for certain component parts.

Third parties, including certain of our distributors, assemble and ship a significant number of our products. We rely on distributors to sell the bulk of our products.

As the majority of our supply chain and distribution model is outsourced this increases our ability to scale up or down the supply chain while limiting capital expenditure risks. On the other hand any disruption or termination of TomTom's relationships with third-party manufacturers, suppliers or distributors or reduction in their ability to meet our needs could have a material adverse affect on our business, results of operations or financial condition. We continually evaluate the risks associated with the use of the outsource partners, which includes business continuity planning. By strengthening our human resources and use of management tools to control our supply chain we have taken further steps to mitigate risks relating to the use of outsource partners.

Information communication technology disruption risk

Our information technology, telecommunications and other infrastructure systems, face the risk of failure which could seriously disrupt our operations. Although we have back-up procedures in place, our operations and our information technology, telecommunications and other infrastructure systems are vulnerable to damage and interruption. A significant disruption in the availability of our information technology, telecommunications or other infrastructure systems could cause interruptions in our service to customers, loss of or delays in our research and development work and our product shipments or affect our distributor and consumer relationships.

Human resources risks

The success of our business depends upon attracting, integrating and retaining qualified personnel in senior management, sales & marketing, research & development, supply chain management and other key management positions. The loss of any of the members of our senior management could have a materially adverse affect on our business. In addition, if we are unable to retain or to increase our pool of talented personnel to keep pace with our overall rate of growth, our business could suffer.

Brand erosion risk

We may not be able to sustain or improve the strength of our brand, and we may consequently experience difficulty in gaining market acceptance. If we fail to increase awareness and preference of our brand and to strengthen our reputation for providing smart, easy-to-use and high-quality personal navigation products and services, or if any other factor negatively affects our reputation or our brand image, such as adverse consumer publicity, this could have a material adverse effect on our business, results of operations or financial condition.

Intellectual property risks

We rely on a combination of trademarks, trade names, patents, confidentiality and non-disclosure clauses and agreements, copyrights, and design rights to define and protect our trade secrets and rights to the intellectual property in our products. It is possible that these protection mechanisms are inadequate, or they may not extend to all countries in which we operate or may operate in the future, or they do not cover all our intellectual property assets.

We may be faced with claims that we infringe the intellectual property rights of others leading to royalty costs, licence fees, legal costs, a restriction on the use of certain technologies and innovations, or an inability to secure intellectual property rights.

For details on litigation matters, refer to notes 19 and 23 of the financial statements of TomTom NV included in this annual report.

Product quality and warranty risks

We are subject to risks resulting from defects in our products as well as returns and warranty expenses. We develop complex hardware and software products which may contain defects in design or manufacturing or other errors or failures. Quality control and procedures for testing and manufacturing to our specifications are largely in the hands of our contract manufacturer, and we retain liability for failure in production caused by defective product design or error. Material defects in any of our products could thus result in decreasing revenues, increased operating costs and the possibility of significant consumer products liability, which could result in a material adverse effect on our business, results of operations or financial condition.

Product liability claims

Product liability claims present a risk of protracted litigation, financial damages, attorneys' fees, costs and expenses and diversion of management's attention from the operation of our business. The use of map data by and provision of route instructions to vehicle drivers carries an inherent risk of product liability claims and associated adverse publicity. We attempt to mitigate the risks of product liability claims through the use of disclaimers, limitations of liability and similar provisions in our licence agreements. However, we cannot be assured that any of these provisions will prove to be effective barriers to product liability claims. In addition, although we carry insurance in relation to product liability claims, such claims may not be covered by our policy or may exceed our policy limits.

File No: 82-34879

Financial Statements for the year ended 31 December 2005

TomTom NV

Index to Financial Statements

Auditors' Report

Introduction

We have audited the consolidated financial statements of TomTom NV, Amsterdam, for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of TomTom NV as at December 31, 2005 and of the results of its operations and the cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the Annual Report is consistent with the consolidated financial statements.

Deloitte Accountants BV, 13 February 2006

A. Sandler

Consolidated statements of income of TomTom NV for the years ended December 31

	Notes	2004	2005
(in thousands of euros unless otherwise stated)			
Revenue	3	192,429	720,031
Cost of sales	4	107,192	409,194
Gross profit		85,237	310,837
Research and development expenses		4,554	8,949
Marketing expenses		19,391	63,556
Selling, general and administrative expenses		16,811	38,014
Stock compensation expense		1,044	5,241
Operating expenses	6	41,800	115,760
Operating profit		43,437	195,077
Financial (expense) and income, net	7	-774	14,664
Profit before tax		42,663	209,741
Income tax	8	14,946	66,784
Net profit		27,717	142,957
Earnings per share (in €)[1]	9		
Basic		0.28	1.37
Diluted		0.26	1.26

[1] Earnings per share for the year ended 31 December 2004 is shown on a pro-forma basis assuming that the increase in the number of shares outstanding to 100 million shares at the IPO date (27 May 2005) was in place at 31 December 2004.

Consolidated balance sheets of TomTom NV as of December 31

	Notes	2004	2005
(in € thousands)			
Non-current assets			
Intangible assets	10	960	15,845
Property, plant and equipment	11	2,050	5,168
Total non-current assets		3,010	21,013
Current assets			
Inventories	12	13,402	103,183
Trade receivables	13	29,383	150,985
Other receivables and prepayments	14/20	4,975	6,391
Financial instruments	15	0	3,651
Cash and cash equivalents	16	40,167	178,377
Total current assets		87,927	442,587
Total assets		90,937	463,600
Equity and liabilities			
Shareholders' equity			
Share capital	17	18	21,456
Share premium		619	115,091
Legal reserves		946	1,740
Cumulative translation reserve		15	73
Stock compensation reserve	18	2,614	11,589
Retained earnings		33,594	156,394
Total equity		37,806	306,343
Provisions	19	394	20,981
Long-term liabilities			
Deferred tax liability	20	1,301	1,057
Current liabilities			
Trade payables		25,608	55,390
Tax and social security		12,867	16,147
Other accruals		6,248	42,618
Other liabilities		6,713	21,064
Total current liabilities		51,436	135,219
Total equity and liabilities		90,937	463,600

Consolidated statements of cash flows of TomTom NV for the years ended December 31

	Notes	2004	2005
(in € thousands)			
Cash flow from operating activities			
Operating profit		43,437	195,077
Adjustments for non-cash items:			
Depreciation of property, plant and equipment		836	1,844
Amortisation of intangible assets		292	1,579
Foreign exchange results		-451	8,679
Additions to provisions		324	20,888
Additions to stock compensation reserve	18	2,511	8,974
Changes in working capital:			
Increase in inventories		-11,184	-89,782
Increase in receivables and prepayments		-23,677	-121,710
Increase in current liabilities		32,376	76,928
Cash generated from operations		44,464	102,477
Interest received		169	3,136
Corporate income taxes paid		-8,387	-62,528
Net cash flow from operating activities		36,246	43,085
Cash flow used in investing activities			
Investments in intangible assets		-653	-16,464
Investments in property, plant and equipment		-2,321	-4,957
Total cash flow used in investing activities		-2,974	-21,421
Cash flow from financing activities			
Proceeds on issue of ordinary shares		0	116,546
Total cash flow from financing activities		0	116,546
Net increase in cash and cash equivalents		33,272	138,210
Cash and cash equivalents at beginning of period		6,895	40,167
Cash and cash equivalents at end of period		40,167	178,377

Consolidated statements of changes in stockholders' equity of TomTom NV

	Notes	Share capital	Share premium	Legal reserves	Cumulative translation adjustment	Stock compensation reserve	Retained earnings	Total
(in € thousands)								
Balance as at 31 December 2003		**18**	**619**	**579**	**30**	**103**	**6,244**	**7,593**
Translation differences		0	0	0	-15	0	0	-15
Profit for the year		0	0	0	0	0	27,717	27,717
Transfer to legal reserves		0	0	367	0	0	-367	0
Increase in stock compensation reserve		0	0	0	0	2,511	0	2,511
Issue of share capital		0	0	0	0	0	0	0
Balance as at 31 December 2004		**18**	**619**	**946**	**15**	**2,614**	**33,594**	**37,806**
Translation differences		0	0	0	58	0	0	58
Profit for the year		0	0	0	0	0	142,957	142,957
Transfer to legal reserves		0	0	794	0	0	-794	0
Increase in stock compensation reserve		0	0	0	0	8,975	0	8,975
Recapitalisation	17	19,982	-619	0	0	0	-19,363	0
Issue of share capital		1,456	115,091	0	0	0	0	116,547
Balance as at 31 December 2005		**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,343**

Statutory provisions with respect to appropriation of results

According to the Company's Articles of Association, the Company's reserves may be distributed to shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

Legal reserves

Legal reserves are non-distributable reserves that have been recorded for the amount of capitalised internal software development costs.

Stock compensation reserve

The stock compensation reserve represents the cumulative expense of issued share options that have been granted but not exercised together with the amount of a tax benefit relating to the tax deduction that exceeds the related cumulative expense.

Notes to the financial statements of TomTom NV

1. General

TomTom NV (the "Company"), was known as Versalis Group BV on 31 December 2004 and changed its name to TomTom NV in May 2005. Versalis Group BV was renamed TomTom Group BV on 14 April 2005. TomTom Group BV was merged into TomTom Nederland BV on 13 May 2005 and at that time TomTom Group BV ceased to exist. TomTom Nederland BV, a private company with limited liability, was converted into TomTom NV by a deed of conversion and amendment to the Company's Articles of Association on 13 May 2005.

The Company has its statutory seat in Amsterdam, the Netherlands. The Company has its headquarters in Amsterdam, the Netherlands. The activities of the Company include the development and sale of navigation solutions. The primary focus of these activities is on personal navigation.

The Company has reclassified certain balances to conform them to 2005 presentation. Such reclassification is considered insignificant.

These Financial Statements for 2005 represent the Consolidated Financial Statements for 2005 only. The complete financial statements for 2005 including the Consolidated and Company Financial Statements for 2005 are available at the Company's offices on request and form the official financial statements of the Company

2. Summary of significant accounting policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The financial statements have been prepared on the historical cost basis, except for derivatives and financial instruments, classified as held for trading or available for sale, which are stated at fair value.

Unless otherwise indicated, assets and liabilities are carried at their nominal value. Income and expenses are accounted for on an accruals basis.

The preparation of these financial statements requires that the Company makes assumptions, estimates and judgements that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition, allowances for uncollectible accounts receivable, inventory obsolescence, product warranty, amortisation, asset valuations, impairment assessments, taxes, other provisions, stock-based compensation and contingencies. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group. All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Consolidated Financial Statements for 2005 include the financial statements of TomTom NV and the following subsidiaries:

Subsidiary name	Country of incorporation and residence	Place of residence	Proportion of ownership interest
TomTom International BV	NL	Amsterdam	100%
TomTom Sales BV	NL	Amsterdam	100%
TomTom Inc.	US	Concord, MA	100%
TomTom Software Ltd.	UK	London	100%
TomTom Asia Ltd.	TA	Taipei	100%
Drivetech Inc.	TA	Taipei	100%
Datafactory AG	DE	Leipzig	100%

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Earn out provision

The provision for earn-outs relates to previous acquisitions where part of the purchase consideration is a future earn out for the former shareholders of acquired companies. The Company provides for future costs related to these earn-outs.

Revenue recognition

Revenue is measured as the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business. Revenue on the sale of goods is only recognised when the risks and rewards of ownership of goods are transferred to the Company's customers (which include distributors, retailers, end-users and Original Equipment Manufacturers ("OEMs")). The risks and rewards of ownership are transferred when the goods are shipped and when customers have no contractual rights of return. When returns are probable, an estimate is made based upon historical rates of returns and recorded as a direct deduction from revenue. Revenue is recorded net of sales taxes, performance-based rebates and product returns.

Interest income

Interest income is accrued on a time basis, based on the principal outstanding and at the effective interest rate.

Expenses

Expenses are recognised in the income statement on the basis of a direct association between the costs incurred and the items of income related to them.

Leasing

Leases are classified as financial leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company has not entered into any material finance leasing arrangements. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Foreign currencies

The Company's primary activities are denominated in euros. Accordingly, the Company has chosen the euro as its functional currency.

Transactions in foreign currencies are recorded in functional currency using the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the euro are translated using the rate of exchange prevailing at the balance sheet date and the results on translation are included in the income statement.

For consolidation purposes, the Company classifies its subsidiaries as "foreign entities". The assets and liabilities are translated at the year end spot rate, whereas the income statement is translated at the average monthly exchange rate. Translation differences arising thereon are taken to shareholders' equity (cumulative translation adjustment).

In order to mitigate the risks of foreign currency exposures, the Group enters into forward contracts and options (see below for details of the Group's accounting policy in respect of financial instruments).

The principal exchange rates applied for the non-euro currencies are:

	Rate as at 31 December, 2004	Average rate for 2005	Rate as at 31 December, 2005
USD (US Dollar)	0.734	0.803	0.845
GBP (Great Britain Pound)	1.416	1.462	1.453
NTD (New Taiwan Dollar)	Not applicable	0.025	0.026

Financial instruments and hedge policy

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates. The Group uses derivative financial instruments (primarily foreign currency forward contracts) to mitigate its risks associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions. The use of financial derivatives is governed by the Group's policies approved by the Supervisory Board, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are marked again to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise, since hedge accounting is not applied by the Group.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Stock compensation expense

The Group issues share options, which qualify as equity-settled share-based payments, to eligible employees including members of management. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. Fair value is measured by use of the Black and Scholes model. The expected life of the share options used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and makes a corresponding adjustment to equity (stock compensation reserve) over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Taxation

The income tax charge is based on the profit for the year and includes deferred taxation.

Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company reassesses unrecognised deferred tax assets and the carrying amount of deferred tax assets.

On 21 April 2005, the Company agreed with the Dutch tax authorities on the treatment of taxes for share options granted in 2003. For 2004 share option grants the principle has been agreed with the Dutch tax authorities that applicable taxes will be levied on exercise of the share options. The Company has calculated the corporate income tax for 2004 based on the agreement with the Dutch tax authorities and based on currently available information.

The tax benefit relating to the excess of the tax basis compared to the commercial basis for stock options issued to employees is directly recognised in equity.

Related party transactions

All related party transactions are between the Company and its subsidiaries. These have been eliminated on consolidation.

Intangible assets

Development costs

Internally generated software development costs arising from the creation and update of the Company's core software technology, are recognised as an asset only if all of the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internal software development costs related to creating and upgrading the Company's core software platform are capitalised and amortised on a straight-line basis over the useful economic life of the software, which is estimated to be four years.

Internal software costs not relating to the Company's core software platform are expensed as incurred on the basis that on average these costs have a useful economic life of less than one year.

Engineering costs relating to the detailed manufacturing design of new products are recorded in the income statement as research and development expenses as incurred.

The costs of tools and moulds used in the manufacturing of the Company's products are capitalised within property, plant and equipment, and depreciated within research and development costs over their estimated useful economic lives, which is usually less than a year.

The Company is required to use estimates, assumptions and judgements to determine the expected useful economic lives and future economic benefits of these costs. Such estimates are made on a regular basis or as appropriate throughout the year as they can be significantly affected by changes in technology and other factors.

Acquired technology

Intangible assets arising from acquisitions are amortised using the straight-line method over their estimated economic lives, which is estimated to be four years. Their economic lives are evaluated every year.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful economic lives of the assets as follows:

Furniture and fixtures	5-10 years
Computer equipment and hardware	2-4 years
Software and systems	2-5 years
Vehicles, tools and moulds	4 years

Impairment of assets

At each balance sheet date the Company reviews the carrying amounts of its tangible and intangible assets to determine whether changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indication exists, the recoverable amount will be estimated in order to determine the extent of the impairment loss.

The recoverable amount is the higher of the fair value less costs to sell and value in use. The value in use equals the net present value of the future cash flow generated by the asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount is lower than the carrying amount, a reduction to the carrying amount is made. Such an impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the profit and loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase and assembly and conversion to finished products. It excludes borrowing costs. The cost of inventories is recorded using the first-in first-out cost basis, net of reserves for obsolescence and any excess stock. Net realisable value represents the estimated selling price less an estimate of the costs of completion and direct sales costs.

Trade receivables

Trade receivables are stated at nominal value. Appropriate allowances for estimated unrecoverable amounts are recognised in the profit and loss account when there is evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

The Company provides for warranty claims based on historical and estimated return rates per product line and estimated average repair costs. Warranty costs are recorded within cost of sales.

Other provisions are recorded for probable liabilities that can be reasonably estimated. The other provisions include legal claims and tax risks for which it is more likely than not that an outflow of resources will be required to settle the obligation.

Payables

All payables are valued at nominal value.

Principles for preparation of the consolidated cash flow statement

The cash flow statement is prepared using the indirect method.

The funds in the cash flow statement consist of cash and cash equivalents. Cash equivalents can be considered as highly liquid investments.

Cash flows in foreign currencies are translated at the average monthly exchange rate. Exchange rate differences arising from the use of financing instruments are shown separately in the cash flow statement.

Corporate income taxes (including related interest), interest received and dividends received are stated under the cash flow from operating activities. Interest paid and dividends paid are stated under the cash flow from financing activities.

3. Segment reporting

During the accounting periods the Company operated in one business line being that of personal navigation solutions.

The Company generates sales across different geographical regions.

Revenue (in € thousands)	2004	2005
Europe	186,795	677,711
North America	5,634	42,320
Total	**192,429**	**720,031**

The revenue for Europe includes an amount of € 7.3 million (2004: € 0) which is related to revenue in the rest of the world.

Assets (in € thousands)	2004	2005
Europe	88,800	413,100
North America	2,137	50,500
Total	**90,937**	**463,600**

Liabilities (in € thousands)	2004	2005
Europe	52,159	122,742
North America	578	13,534
Total	**52,737**	**136,276**

The liabilities exclude provisions.

Capital expenditures (in € thousands)	2004	2005
Europe	2,271	4,892
North America	50	65
Total	**2,321**	**4,957**

The above figures exclude intercompany transactions.

Number of employees at year end	2004	2005
Europe	186	403
North America	10	32
Total	**196**	**435**

The number of employees for Europe includes 18 employees (2004: 0) who work for TomTom in the rest of the world.

4. Cost of sales

The Company's cost of sales consists of material costs for goods sold to customers, royalty expenses for map software supplied and logistics costs incurred on inventory sold during the year.

5. Employee benefits

Retirement benefit scheme

The Company's retirement benefit plan is classified as a defined contribution plan, limiting the employer's legal obligation to the amount it agrees to contribute during the period of employment. These contributions are recognised in the period to which they relate.

Employees in the United States are offered the opportunity to participate in the 401K pension plan, which involves no contribution or obligation from the Company besides withholding and paying the employee contribution.

The average number of employees in 2005 was 316 (2004: 150). At 31 December 2005, the Company employed 435 persons (2004: 196).

Remuneration policy for members of the Management Board and the Supervisory Board

The remuneration of members of the Management Board is drawn up and approved by the Supervisory Board.

In accordance with the Dutch Corporate Governance Code as issued on 9 December 2003, the remuneration of Supervisory Board members does not depend on the results of the Company. The Company does not grant either stock options or shares to its Supervisory Board members and the Company does not provide loans to them.

The total remuneration paid to or on behalf of members of the Management Board in the year ended 31 December 2005 amounted to € 2.2 million (2004: € 3.6 million), of which 37% represented bonus payments (2004: 7%). The bonus is calculated as 1% of profit before tax and is shared equally across all members of the senior management team including the members of the Management Board.

Overview of salaries, performance related bonuses and other emoluments of the Management Board

	Salary	Bonus	Other emoluments	Total remuneration
(in €)				
2005				
Harold Goddijn	186,319	282,383		468,702
Alexander Ribbink	180,000	282,383		462,383
Marina Wyatt	307,834	263,162	724,113[1]	1,295,109
Total	**674,153**	**827,928**	**724,113**	**2,226,194**
2004				
Harold Goddijn	127,582	122,033		249,615
Alexander Ribbink	183,600	138,707	2,990,477[2]	3,312,784
Total	**311,182**	**260,740**	**2,990,477**	**3,562,399**

[1] In accordance with the terms of her employment contract the Chief Financial Officer received a success fee of €500,000 (gross) on completion of the Global Offer.

[2] Reflects payment to cover additional income taxes as part of the negotiated settlement with the Dutch tax authorities on stock options granted in 2003

Overview of aggregate numbers of stock options held by the Management Board

	Outstanding 1 Jan, 2005	Granted in 2005	Outstanding 31 Dec, 2005	Exercise price (in €)	Expiry date
Alexander Ribbink	2,000,026		2,000,026	0.25	1 September 2008
	1,499,992		1,499,992	3.75	1 November 2009
		1,499,992	1,499,992	28.82	10 November 2012
Marina Wyatt		500,000	500,000	26.44	10 August 2012
Total	3,500,018	1,999,992	5,500,010		

Overview of remuneration of members of the Supervisory Board

Salary	2005
(in €)	
Benno Hoogendoorn (Chairman) (May – September)	20,000
Andrew Browne	22,500
Guy Demuynck	22,500
Doug Dunn (Deputy Chairman)	22,500
Total	87,500

The Supervisory Board was established on 13 May 2005. The remuneration of the members of the Supervisory Board amounted to € 87,500 (2004: € 0).

6. Additional information regarding operating expenses

Included in the operating expenses are, amongst others, the following items:

(in € thousands)	2004	2005
Personnel expenses - salaries	7,039	17,636
Personnel expenses - social securities	794	1,622
Personnel expenses - pensions	233	498
Personnel expenses - granted share options	1,044	5,240
Wage tax - granted share options	3,609	0
Personnel expenses – other	2,536	6,607
	15,255	31,603

As agreed with the Dutch tax authorities, wage tax relating to certain share options is based on the agreed option value at date of grant. A one-off wage tax charge of € 3.6 million relating to options granted in 2003 was assumed by the Company in 2004 on behalf of the employees. The wage tax on the granted options is shown as a personnel expense and is included under selling, general and administrative expenses (€ 3.4 million) and within research and development expenses (€ 0.2 million) on the face of the income statement.

Operating expenses include an amount of € 3.4 million for depreciation and amortisation expenses (2004: € 1.1 million).

(in € thousands)	2004	2005
Amortisation expenses	292	1,579
Depreciation expenses	836	1,844
	1,128	3,423

7. Financial income and expenses

Financial income and expenses include the following items:

	2004	2005
(in € thousands)		
Interest receivable	169	3,136
Interest payable	-507	-747
Exchange rate (losses)/gains	-436	12,275
	-774	14,664

The foreign exchange gain can mainly be attributed to forward foreign exchange contracts to purchase US Dollars in order to pay our most significant contract manufacturers. We revalue all our forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realised and unrealised net gains.

In 2005, a foreign exchange loss of € 1.0 million relating to the purchase of goods was recognised in cost of sales (2004: gain of € 1.9 million).

The interest accrued mainly relates to interest costs on income tax liabilities.

8. Income tax

The activities of TomTom NV are subject to corporate income tax in all countries where the Company has an active subsidiary. The applicable statutory tax rates vary between 25% and 40%. This together with tax losses in some countries, non-deductible amortisation of intangible assets and some timing differences causes the effective tax rate to differ from the weighted average corporate tax rate.

The effective tax rate, based on income before taxes, is 31.8% (2004: 35.0%).

The reconciliation between the tax charge on the basis of the weighted average tax rate and the effective tax rate is as follows:

	2004	2005
Weighted average tax rate	34.5%	31.6%
Amortisation of intangible assets	0.0%	0.2%
Stock option costs (including mutation of deferred tax position)	0.6%	0.1%
Other	-0.1%	-0.1%
Effective tax rate	35.0%	31.8%

9. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2005
Earnings (in € thousands)		
Earnings (net profit attributable to equity holders)	27,717	142,957
Number of shares		
Weighted average number of ordinary shares for basic earnings per share	100,000,000	104,247,526
Effect of dilutive potential ordinary shares		
Share options	7,130,803	9,426,794
Weighted average number of ordinary shares for diluted earnings per share	107,130,803	113,674,320

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Company has one category of potential dilutive ordinary shares: share options. For these share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The weighted average number of ordinary shares for diluted earnings per share for the years ended 31 December 2004 and the period up until the IPO in 2005, has been computed on a pro-forma basis assuming the change in the number of shares outstanding to 100 million shares had been effective for all of 2004 and in the period up until 13 May 2005 respectively.

10. Intangible assets

(in € thousands)	Development costs	Acquired Technology	Total
Balance as at 31 December 2003			
Investment cost	896	0	896
Accumulated amortisation	-297	0	-297
	599	**0**	**599**
Movements			
Investments	653	0	653
Amortisation charges	-292	0	-292
	361	0	361
Balance as at 31 December 2004			
Investment cost	1,549	0	1,549
Accumulated amortisation	-589	0	-589
	960	**0**	**960**
Movements			
Investments	1,254	0	1,254
Acquired intangible assets	0	15,210	15,210
Amortisation charges	-467	-1,112	-1,579
	787	14,098	14,885
Balance as at 31 December 2005			
Investment cost	2,803	15,210	18,013
Accumulated amortisation	-1,056	-1,112	-2,168
	1,747	**14,098**	**15,845**

An impairment test of intangible assets was performed. No impairment has been identified.

11. Property, plant and equipment

(in € thousands)	Furniture and fixtures	Computer hardware and software	Other	Total
Balance as at 31 December 2003				
Investment cost	236	722	25	983
Accumulated depreciation	-75	-333	-10	-418
	161	**389**	**15**	**565**
Movements				
Investments	1,206	828	287	2,321
Depreciation charges	-107	-505	-224	-836
	1,099	323	63	1,485
Balance as at 31 December 2004				
Investment cost	1,442	1,550	312	3,304
Accumulated depreciation	-182	-838	-234	-1,254
	1,260	**712**	**78**	**2,050**
Movements				
Investments	1,398	2,308	1,180	4,887
Acquisition of subsidiary	10	68	60	137
Disposals	-40	-4	-18	-62
Depreciation charges	-451	-933	-460	-1,844
	917	1,439	762	3,118
Balance as at 31 December 2005				
Investment cost	2,671	3,666	1,223	7,560
Accumulated depreciation	-494	-1,515	-383	-2,392
	2,177	**2,151**	**840**	**5,168**

No impairment of property, plant and equipment was identified during the accounting periods.

12. Inventories

(in € thousands)	2004	2005
Finished goods	2,206	24,509
Components and sub-assemblies	11,196	78,674
Inventories	**13,402**	**103,183**

For 2005 the inventories include an amount of € 5.0 million which is related to deferred revenue (2004: € 0.3 million).

13. Trade receivables

(in € thousands)	2004	2005
Gross trade receivables	30,000	153,235
Allowance for doubtful receivables	-617	-2,250
Trade receivables (net)	**29,383**	**150,985**

All receivables are expected to be recovered within a year. An allowance has been made for estimated unrecoverable amounts from the sale of goods.

The carrying amount of trade receivables approximates their fair value.

14. Other receivables and prepayments

(in € thousands)	2004	2005
Prepayments	539	1,483
VAT and other taxes	3,210	2,201
Other receivables	1,226	2,707
	4,975	**6,391**

The carrying amount of the other receivables and prepayments approximates their fair value.

15. Financial instruments

The Group utilises currency derivatives to mitigate significant risks related to future transactions and cash flows. The main currency risk to which the Company is exposed is the mismatch between the purchases which are mainly denominated in US Dollars and revenues which are mainly denominated in euros. The Company does not purchase or hold financial instruments for trading purposes.

The Group is party to mainly foreign currency forward contracts for the management of its exchange rate exposures. At the balance sheet date, the total fair value, relating to outstanding forward foreign exchange contracts to which the Group is committed is € 3.7 million (2004: € 0).

At the balance sheet date, the notional value of outstanding forward foreign exchange contracts to which the Group is committed was as follows:

	2004	2005
(in € thousands)		
Forward foreign exchange contracts (USD)	0	145,719

16. Cash and cash equivalents

	2004	2005
(in € thousands)		
Cash and equivalents	37,667	175,736
Deposits	2,500	2,641
	40,167	178,377

Cash and cash equivalents consist of cash held by the Company, highly liquid investments in money market funds and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All cash and cash equivalents are available for immediate use by the Company.

17. Shareholders' equity

	2004	2005
Number of authorised ordinary shares (in 000s)	9,000	333,000
Number of authorised preference shares (in 000s)	0	166,500
Number of issued and fully paid ordinary shares (in 000s)	1,824	107,281
Par value per share (in €)	0.01	0.20

The Company's authorised capital amounts to € 99,900,000 and is divided into 333,000,000 ordinary shares, each with a nominal value of twenty cents and 166,500,000 preference shares, each with a nominal value of twenty cents.

During the Global Offer in May 2005 the Company issued 7,142,857 new ordinary shares at a price of € 17.50 per share which are listed at Eurolist (Eurolist by Euronext Amsterdam NV). In addition, 138,616 new ordinary shares were issued to Nick Kaufmann Limited as part of his remuneration as Financial Advisor to the company during the Global Offer.

Recapitalisation

At the incorporation of TomTom Nederland BV in April 2005, TomTom Group BV contributed all of the shares it held in TomTom BV to TomTom Nederland BV, in exchange for 100,000,000 TomTom Nederland BV shares with a nominal value of € 0.20 each. Following the incorporation of TomTom Nederland BV, TomTom Group BV was merged into TomTom Nederland BV, and TomTom Group BV ceased to exist.

As a consequence of this legal merger, TomTom Nederland BV acquired 100,000,000 of its own shares, and immediately cancelled those shares. Also as a consequence of the merger, the Selling Shareholders, as the four shareholders of TomTom Group BV, became shareholders of TomTom Nederland BV.

Each of the Selling Shareholders therefore effectively exchanged 456,069 shares of TomTom Group BV for 25,000,000 newly-issued shares of TomTom Nederland BV as a consequence of the legal merger.

As a result of the above, immediately following and subject to the execution of the Deed of Amendment in May, each of the Selling Shareholders held 25,000,000 of the issued and outstanding shares of TomTom Nederland BV.

TomTom Nederland BV was converted to TomTom NV by a deed of conversion and amendment to the Articles of Association on 13 May 2005.

18. Share options

The Company adopted a share option plan as an incentive for members of management and eligible employees. Under the scheme, the Supervisory Board may grant options to members of management to subscribe for shares. The Management Board may grant options to eligible employees to subscribe for shares. The purpose of the share option plan is to align the interests of management and eligible employees with those of shareholders by providing additional incentives to improve the Company's performance on a long term basis.

Stock Compensation Reserve	2004	2005
(in € thousands)		
Opening balance	103	2,614
Stock compensation expenses	1,044	5,238
Tax benefit	1,467	3,737
Closing balance	2,614	11,589

The tax benefit in 2004 and 2005 relates to the excess of the tax basis compared to the accounting basis for stock options issued to employees.

Share option plan 2003:

The compensation under the plan qualifies as "Equity-settled share-based payments". The vesting period under the 2003 share option plan is three years followed by an exercise period of two years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of two years starting three years after the date of the grant. Options expire five years after the date of grant.

Share option plan 2005:

The compensation under the new plan qualifies as "Equity-settled share-based payments". The vesting period under the 2005 share option plan is three years followed by an exercise period of four years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of four years starting three years after the date of the grant. Options expire seven years after the date of grant. The options will be covered at the time of exercise by issuing new shares.

Share option vesting schedule

2006	exercise price (date)	2007	exercise price (date)	2008	exercise price (date)
(in 000s)					
1,151	€ 0.02 (8 Jan)	2,081	€ 0.75 (1 Jun)	1,110	€ 26.44 (10 Aug)
2,000	€ 0.02 (24 Mar)	1,500	€ 3.75 (1 Nov)	3,315	€ 28.82 (10 Nov)
164	€ 0.25 (1 Jun)	214	€ 3.75 (1 Dec)		
164	€ 0.02 (3 Jun)				
2,000	€ 0.25 (1 Sep)				
164	€ 0.25 (28 Nov)				

Calculation of value of share options on date of grant

The fair value of the options granted is determined by the Black and Scholes model. This model is the prescribed model based upon IFRS 2 "Share-based Payments". The Black and Scholes model contains the input variables including the risk-free interest rate, volatility of the underlying share price, exercise price and share price at the date of grant. The fair value calculated is allocated to the three year vesting period, using the straight-line method.

The input into the Black and Scholes model is as follows:	2004	2005
Weighted average share price (in €)	1.22[1]	28.58
Weighted average exercise price (in €)	1.03[1]	28.22
Weighted average expected volatility	35.00%	38.75%
Weighted average expected life	60 months	68 months
Weighted average risk free rate	3.46%	3.04%
Expected dividends	Zero	Zero

Volatility is determined using industry benchmarking for listed peer group companies. The share price on the date of grant for options granted after the IPO is determined as the three day average of the stock price prior to the date of the grant. Prior to the IPO, the share price was determined by management using a discounted cash flow model.

The Black and Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

[1] The weighted average share price and the weighted average exercise price for the year ended 31 December 2004 have been computed on a pro-forma basis assuming the change in the number of shares outstanding to 100 million shares had been effective for all of 2004

19. Provisions

(in € thousands)	Warranty	Earn out	Other	Total
Opening balance at 1 January 2004	0	0	70	70
Increases in provisions	394	0	0	394
Utilised	0	0	-70	-70
Opening balance at 1 January 2005	394	0	0	394
Increases in provisions	6,733	8,070	7,892	22,695
Utilised	-2,047	0	-61	-2,108
Closing balance at 31 December 2005	5,080	8,070	7,831	20,981

Warranty provision

The Group generally offers warranties for its personal navigation products. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as evaluating any recent trends that might suggest that past cost information may differ from future claims.

Earn out provision

The provision for earn-outs relates to the acquisitions of Datafactory and Drivetech in 2005 (see note 22). Under the sale and purchase agreements, the former shareholders of Datafactory as well as Drivetech are entitled to an additional purchase price instalment depending on the performance of the acquired companies and related technologies during the period 2006 - 2008.

Other provision

In 2005 the Company formed a provision for potential legal and tax risks in various jurisdictions. The legal matters mainly consist of intellectual property infringement issues. The intellectual property infringement issues primarily relate to the Kostron case, in which Kostron claims prior rights to the trademark TomTom in various jurisdictions. At this time the Company is unable to predict the final outcome with regard to the Kostron case. Due to the uncertainty inherent in matters of litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation.
The Company accrues a liability when it is determined that an adverse outcome is more likely than not and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material.

The methodology used to determine the level of liability requires significant judgments and estimates regarding the costs of settling asserted claims. Due to the fact that there is limited historical data available the estimated liability cannot be based upon recent settlement experience for similar types of claims.

20. Deferred income tax

As at December 31, 2005 the Company has an estimated deferred tax liability of € 1.1 million (2004: € 1.3 million). A deferred tax asset has also been recorded amounting to € 1.3 million (2004: € 0). The deferred tax asset balance is included in the other receivables and prepayments on the balance sheet. The deferred tax asset and tax liability both result from timing differences between the tax and accounting treatment of granted share options.

21. Operating lease commitments

The Company has long-term financial commitments, which are not shown in the Company's balance sheet as of 31 December 2005.

These are operating leases for buildings, cars and office equipment, which consist of:

(in € thousands)	2004	2005
Commitments less than 1 Year	452	1,698
Commitments between 1 - 5 Years	2,702	4,753
Commitments longer than 5 Years	724	0
	3,878	6,451

No discount factor is used in determining the operating lease commitments.

22. Business combinations

Datafactory AG

During August 2005, the Group acquired 100% of the share capital of Datafactory AG, a company that offers an online system for fleet management. The company currently operates in Germany. The acquired company contributed revenues of € 2.2 million and a net profit of € 0.4 million to the Group for the period from 25 August 2005 to 31 December 2005. This transaction has been accounted for using the purchase method.

The assets and liabilities arising from the acquisition are as follows:

Net assets acquired:	Acquiree's carrying amount	Fair value
(in € thousands)		
Cash and cash equivalents	1,178	1,178
Property, plant and equipment	135	135
Intangible assets	0	12,720
Inventories	325	325
Receivables	665	665
Payables	-702	-702
Total		**14,321**
Goodwill		0
Total purchase consideration		**14,321**
Net cash outflow arising on acquisition:		
Cash consideration paid		-7,587
Estimated earn out		-6,734
Cash and cash equivalents acquired		1,178
		-13,143

Drivetech Inc.

During December 2005, the Group acquired 100% of the share capital of Drivetech for a price of € 2.7 million. Drivetech is a company that develops navigation software for the Taiwanese market. The Group consolidated Drivetech from December 2005 onwards. The transaction has been accounted for by the purchase method of accounting.

There were no acquisitions in the year ended December 2004. For disclosure regarding the business combination that took place after balance sheet date but before approval of these financial statements see note 23.

23. Post balance sheet events

Acquisition of Applied Generics Ltd.

On January 11 2006, the Group acquired 100% of the share capital of Applied Generics. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

Notification of patent infringement claim

At the end of January 2006 TomTom Inc. was informed that Garmin has filed a patent infringement lawsuit against TomTom Inc. in the Western District Court of Wisconsin alleging infringement of five patents in the US. TomTom Inc. rejects Garmin's claims and will vigorously defend itself. At this early stage in the process the Company's management does not believe that a loss is more likely than not with respect to these actions.

Other financial information

TomTom NV in the last 4 years	2002	2003	2004	2005
(in € thousands)				
Profit and loss				
Revenue	7,886	39,129	192,429	720,031
Cost of sales	3,483	19,745	107,192	409,194
Gross profit	4,403	19,384	85,237	310,837
Research and development expenses	918	2,209	4,554	8,949
Marketing expenses	219	2,537	19,391	63,556
Selling, general and administrative expenses	1,495	4,566	16,811	38,014
Stock compensation expense	0	103	1,044	5,241
Total operating expenses	2,632	9,415	41,800	115,760
Operating profit	1,771	9,969	43,437	195,077
Financial income and (expense), net	9	-525	-774	14,664
Profit before tax	1,780	9,444	42,663	209,741
Income tax	419	3,263	14,946	66,784
Net profit	**1,361**	**6,181**	**27,717**	**142,957**
Balance sheet				
Non-current assets	562	1,164	3,010	21,013
Inventory	557	2,218	13,402	103,183
Trade receivables	2,659	9,076	29,383	150,985
Other receivables	194	1,605	4,975	6,391
Financial instruments	0	0	0	3,651
Cash and cash equivalents	807	6,895	40,167	178,377
Total assets	**4,779**	**20,958**	**90,937**	**463,600**
Equity	1,679	7,593	37,806	306,343
Provisions	0	70	394	20,981
Long term liabilities	0	0	1,301	1,057
Current liabilities	3,100	13,295	51,436	135,219
Total liabilities	**4,779**	**20,958**	**90,937**	**463,600**
Cash flow				
Cash generated from operations	1,018	8,715	44,464	102,477
Net increase/(decrease) cash and cash equivalents	415	6,088	33,272	138,210
General				
Average number of employees	38	75	150	316

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http://www.tomtom.com/support
Tel: +31 (0)20 850 0800

TomTom
Rembrandtplein 35
1017 CT Amsterdam
The Netherlands





TomTom
Rembrandtplein 35
1017 CT Amsterdam
The Netherlands

Tel: +31 (0)20 850 0800
Fax: +31 (0)20 850 1099

www.tomtom.com